UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the matter of:	X	File No. 812-13760
:
J.P. Morgan Investment Management Inc.;	:
J.P. Morgan Exchange-Traded Fund Trust;	X
JPMorgan Distribution Services, Inc.

Amended Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for (i) an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and (ii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

All communications and orders to:

Frank J. Nasta, Esq.
J.P. Morgan Investment Management Inc.
245 Park Avenue
New York, New York 10167

With a copy to:

Stuart M. Strauss, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036

Page 1 of 104 sequentially numbered pages (including exhibits).
As filed with the U.S. Securities and Exchange Commission on December 27, 2010

TABLE OF CONTENTS
(continued)

				Page

	J.	Exchange Listing		37

	K.	Sales of Shares		37

		1.	General	37

		2.	Transaction Fees	39

		3.	Section 12(d)(1) Disclosure	40

		4.	Purchase of Creation Units; General	40

		5.	Payment Requirements for Creation Units	41

		6.	Placement and Acceptance of Creation Unit Purchase Orders	44

		7.	Rejection of Creation Unit Purchase Orders	47

	L.	Pricing		47

	M.	Redemption		48

	N.	Dividend Reinvestment Service		51

	O.	Shareholder Transaction and Distribution Expenses		52

	P.	Shareholder Reports		52

	Q.	Availability of Information Regarding Shares and Underlying Indexes		52

	R.	Sales and Marketing Materials; Prospectus Disclosure		55

	S.	Procedure by Which Shares Will Reach Investors; Disclosure Documents		57

III.	RELIEF REQUESTED RELATED TO THE ESTABLISHMENT AND OPERATION OF THE FUNDS AS ETFS AND PURCHASES AND SALES OF THEIR SHARES IN EXCESS OF THE LIMITS IMPOSED BY SECTION 12(d)(1) OF THE ACT			59

	A.	Summary of this Application Relating to the Establishment and Operation of the Funds as ETFs		59

	B.	Summary of this Application with Respect to Section 12(d)(1) of the Act		62

	C.	Benefits of the Proposal		62

		1.	General	62

		2.	Intra-Day Trading	63

		3.	Maintaining a Competitive Position in the International Financial Community	63

		4.	Introducing Additional Competition into the U.S. ETF Market	64

	D.	The Trust and its Funds Do Not Raise Concerns		64

		1.	Structure and Operation of the Trust and its Funds Compared to Prior ETFs	64

			(a) Portfolio Transparency, “Front Running” and “Free Riding.”	64

			(b) Arbitrage Mechanism	65

		2.	Investor Uses and Benefits of Products	66

TABLE OF CONTENTS
(continued)

I. INTRODUCTION

          A.      Summary of Application

                    In this amended application (“Application”), J.P. Morgan Exchange-Traded Fund Trust (“Trust”) and J.P. Morgan Investment Management Inc. (“Adviser” and, together with the Trust, “Applicants”)1 apply for and request from the U.S. Securities and Exchange Commission (“Commission”) an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c 1 thereunder, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (referred to herein as the “Order”).

                    The Order, if granted, would permit, among other things:

          (a) the series of the open-end investment company described herein (each a series of the Trust and individually referred to as a “Fund,” and collectively as “Funds”) to issue their shares (“Shares”) in large aggregations only;

          (b) secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value (“NAV”) on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”), such as NYSE Arca, Inc. and NYSE Arca Marketplace, LLC (collectively, “NYSE Arca”), and The Nasdaq Stock Market, Inc. (“NASDAQ”);

          (c) certain affiliated persons of the open-end investment company described herein to deposit securities into, and receive securities from, such investment company, in connection with the purchase and redemption of aggregations of Shares of such investment company;

(d) the payment or satisfaction of redemptions in periods exceeding seven (7) calendar days under specified limited circumstances;

          (e) registered management investment companies and unit investment trusts (“UITs”) that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds (such management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Funds of Funds”), to acquire Shares beyond the limits of Section 12(d)(1)(A) and (B) of the Act; and

[1]

All existing entities that intend to rely on the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Order.

          (f) the Funds (defined herein), and any principal underwriter for the Funds, and/or any broker dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), to sell Shares to Funds of Funds beyond the limits of Section 12(d)(1)(B) of the Act.

                    Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund (defined herein) and that the proposed transactions are consistent with the general purposes of the Act; and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.

                    The relief requested by Applicants with respect to Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder will be referred to herein as “ETF Relief” and the relief requested with respect to Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a) of the Act will be referred to herein as “12(d)(1) Relief.” The ETF Relief and 12(d)(1) Relief collectively, will be referred to herein as “Relief.”

                    Applicants seek the Order to create and operate one or more index-based portfolios of the Trust that offers Shares and (i) for which a third party that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the Act), or an affiliated person of an affiliated person, of the Trust, the Adviser, any Sub-Adviser (defined herein), the Distributor (defined herein) or a promoter of the Fund will serve as the Index Provider (defined herein) (each an “Index-Based Fund”), or (ii) for which an “affiliated person” of the Adviser as defined in Section 2(a)(3) of the Act, will serve as the Index Provider (each a “Self-Indexing Fund”).

                    Applicants request that the Order apply to the Index-Based Fund and the Self-Indexing Fund that may form the initial series of the Trust (“Initial Funds”) and any additional series of the Trust, as defined below, and any other open-end management investment company or series thereof, that may be created in the future and that track a specified domestic and/or foreign equity securities index (“Equity Funds”) and/or a specified domestic and/or foreign fixed income securities index (“Fixed Income Funds”) (together, “Future Funds”).2 Any Future Fund will (a) be advised by the Adviser or an entity controlling, controlled by, or under common control with the Adviser and (b) comply with the terms and conditions of this Application.

          B.      Comparability of Relief Sought to Prior Relief Granted by the Commission

                    Applicants seek Relief substantially similar to the relief granted by the Commission to other open end management investment companies commonly referred to as “exchange traded funds” (“ETFs”), including PIMCO ETF Trust, Old Mutual Global Shares Trust, Global X Funds, Javelin Exchange-Traded Trust, ALPS ETF Trust, iShares Trust, SSgA Funds Management, NETS Trust and PowerShares Exchange Traded Fund Trust (collectively, “Prior Index-Based ETFs”). Applicants further seek Relief with respect to the Self-Indexing Funds substantially similar to the relief granted by the Commission to ETFs issued by IndexIQ ETF Trust and WisdomTree Trust (collectively, “Prior Self-Indexing ETFs”). The Prior Index-Based ETFs and the Prior Self-Indexing ETFs are collectively referred to herein as the “Prior ETFs”.3

[2]	For purposes of this Application, references to “Funds” include the Initial Funds, as well as any Future Funds.

[3]

Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Release No. 28752 (June 1, 2009); Old Mutual Global Shares Trust, et al., Investment Company Act Release No. 28847 (Notice, August 12, 2009); Global X Funds, et al., Investment Company Act Release No. 28433 (October 3, 2008); Javelin Exchange-Traded Trust, et al., Investment Company Act Release No. 28367 (August 26, 2008); ALPS Advisers, Inc., et al., Investment Company Act Release No. 28262 (May 1, 2008); Barclays Global Fund Advisors, Investment Company Act Release No. 24451 (May 12, 2000); Barclays Global Fund Advisors, Investment Company Act Release No. 24452 (May 12, 2000); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002), as subsequently amended by iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003), Barclays Global Fund Advisors, et al., Investment Company Act Release No. 26175 (Sept. 8, 2003), and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006); NETS Trust, et al., Investment Company Act Release No. 28195 (March 17, 2008); SSgA Funds Management, Inc. et al., Investment Company Act Release No. 27839 (May 25, 2007); PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 25985 (March 28, 2003) PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 27841 (May 25, 2007); In the Matter of WisdomTree Investments Inc., et al., Investment Company Act Release No. 27391 (June 12, 2006) (“WisdomTree Order”); and In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release No. 28653 (March 20, 2009) (“IndexIQ Order”) (collectively referred to herein as the “Prior Orders”).

                    No form having been specifically prescribed for this Application, Applicants proceed under Rule 0 2 of the General Rules and Regulations of the Commission.

II. BACKGROUND

          A.      General

                    Applicants intend to establish certain index based market basket investment products intended to be made available to both institutional and retail investors. The Trust intends to create diversified and non-diversified Funds, each of which will operate pursuant to the terms and conditions stated in this Application.

                    The Trust will be registered with the Commission as an open-end management investment company and will offer and sell its Shares pursuant to a registration statement on Form N-1A to be filed with the Commission under the Securities Act of 1933 (the “Securities Act”) and the Act (the “Registration Statement”). Funds which track Domestic Indexes are referred to as “Domestic Funds” and Funds which track Foreign Indexes are referred to as “Foreign Funds.”

                    Each Fund will seek to provide investment returns that correspond, before fees and expenses, generally to the performance of a specified equity and/or a specified fixed income securities index (each an “Underlying Index” and collectively, “Underlying Indexes”). Each Fund will hold certain securities (“Portfolio Securities”) selected to correspond generally to the performance of its Underlying Index. Certain of the Funds will be based on Underlying Indexes which will be comprised of equity and/or fixed income securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in U.S. markets (“Domestic Indexes”). Other Funds will be based on Underlying Indexes which will be comprised of foreign and domestic or solely foreign equity and/or fixed income securities (“Foreign Indexes”). Future Funds may be based on Domestic Indexes as well as Foreign Indexes. Applicants will not seek to register any Future Funds or list the Shares of any Fund without complying with all applicable listing rules of the Exchange on which the Shares are primarily listed (“Listing Exchange”).

                    The Trust will issue, with respect to each Fund on a continuous offering basis, only specified large aggregations of Shares (e.g., at least 25,000 Shares) (each such aggregation of Shares a “Creation Unit”) and such fixed number will be set forth in the Prospectus for each such Fund.4 The size of a Creation Unit for each Fund will initially be determined by the Adviser, in part on the estimated initial trading price per individual Share of such Fund and the size of Creation Units for other ETFs trading at that time, as well as each Fund’s target audience.5 Applicants expect that the initial price of a Creation Unit will be a minimum of $1 million and will fall in the range of $1 million to $10 million, and that the initial trading price per individual Share of each Fund will fall in the range of $15 to $100. Individual Shares will not be individually redeemable. Only Shares assembled into Creation Units will be redeemable, but Creation Units will not be listed or traded. Applicants intend that the initial NAV of the Shares be established per Share at a level convenient for trading purposes.

                    Shares of each Fund will be listed and traded individually on an Exchange. If NYSE Arca is the Listing Exchange, it is expected that one or more of the market makers that are members of NYSE Arca (“Arca Market Makers”) will register to make a market in Fund Shares listed on NYSE Arca. If NASDAQ is the Listing Exchange, one or more member firms of NASDAQ will act as a market maker (“NASDAQ Market Maker” and together with Arca Market Makers, “Market Makers”) and maintain a market on NASDAQ for Shares trading on NASDAQ.6

                    Applicants believe that the Funds, like all other ETFs, must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for

[4]	The Fund will comply with the disclosure requirements adopted by the Commission in IC Rel. No. 28584 (January 13, 2009).

[5]

The size of a Creation Unit as stated in a Fund’s Prospectus may be changed, from time to time if the individual Shares price of such Fund increases to such an extent that the Creation Unit price becomes unappealing to investors and arbitrageurs seeking to create or redeem.

[6]

If Shares are listed on NASDAQ, no particular NASDAQ Market Maker will be contractually obligated to make a market in Shares, although NASDAQ’s listing requirements stipulate that at least two NASDAQ Market Makers must be registered in Shares to maintain the listing. Registered Arca Market Makers and NASDAQ Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions. No Arca Market Maker or NASDAQ Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, within the meaning of Section 2(a)(3) of the Act, except pursuant to Sections 2(a)(3)(A) and (C) of the Act due to ownership of Shares, as described below.

investors presenting one or more Creation Units for redemption. This open-end structure of each Fund will permit efficiencies in pricing, be most responsive to market needs and demands, and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Therefore, purchases and redemptions of Creation Units of the Funds generally will be made by an “in-kind” tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described below in Section II.K. “Sales of Shares” and Section II.M. “Redemption.” Applicants believe that this “in-kind” method minimizes the need to liquidate Portfolio Securities to meet redemptions or to acquire Portfolio Securities in connection with purchases of Creation Units and would permit closer tracking of each Fund’s Underlying Index. Applicants submit that this “in-kind” mechanism also will provide a number of benefits to investors such as efficiencies in pricing, response to market needs and reductions in certain costs, such as brokerage fees, custodian fees and various other fund overhead costs and fund accounting costs, and significant reductions in transfer agency fees, as well as potential tax efficiencies, all as discussed herein.

          B.      The Initial Funds

                    The Trust is a statutory trust organized under the laws of Delaware. The Trust will register under the Act with the Commission as an open-end management investment company with multiple series. The Funds will each be a separate series of the Trust and will offer and sell their Shares pursuant to the Registration Statement.

                    The Initial Funds include one fund (“Initial Index-Based Fund”) whose performance will correspond generally to the performance of a securities index developed by an unaffiliated third party (“Initial Index-Based Underlying Index”) and one fund (“Initial Self-Indexing Fund”) whose performance will correspond generally to the performance of a securities index developed by the Affiliated Index Provider (“Initial Self-Index Underlying Index” and, together with the Initial Index-Based Underlying Index, the “Initial Underlying Indexes”).

                    The Initial Underlying Indexes are described in Appendix A hereto. Each Fund will consist largely of some or all of the component securities (the “Component Securities”) of an

Underlying Index selected to correspond generally to the price and yield performance of such Underlying Index.

                    Each of the Funds intends to qualify as a “regulated investment company” (“RIC”) under the Internal Revenue Code (the “Code”).

          C.      The Adviser

                    The Adviser, J.P. Morgan Investment Management Inc., a corporation organized under the laws of Delaware, will be the investment adviser to the Funds. The Adviser has its principal office located at 245 Park Avenue, New York, NY 10167. The Adviser is registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

                    The Adviser, subject to the oversight and authority of the Board of Trustees of the Trust (the “Board”), will develop the overall investment program for each Fund.7 The Adviser may enter into sub-advisory agreements with one or more investment advisers to act as “sub-advisers” with respect to particular Funds (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”). The Sub-Advisers, if any, will serve as the portfolio managers for the Funds. The Adviser will compensate any Sub-Adviser out of the advisory fees paid to the Adviser pursuant to the investment advisory contract. Under the Adviser’s supervision, each Sub-Adviser will manage the investment and reinvestment of each Fund’s assets in accordance with the Fund’s investment objective. Any Sub-Adviser for the Initial Funds will be registered under the Advisers Act, and any future Sub-Adviser to a Fund will be registered under the Advisers Act.

          D.      The Distributor

                    The Trust will enter into a distribution agreement with one or more distributors, including JPMorgan Distribution Services, Inc. Each distributor will be a broker-dealer registered under Exchange Act and will act as distributor and principal underwriter (“Distributor”) of one or more of the Funds. Each Distributor will distribute Shares on an agency basis. No Distributor is or will be affiliated with any

[7]	The term “Board” also includes any board of directors or trustees of a Future Fund, if different.

Exchange. The Distributor for each Fund will be identified as such in the current Prospectus for the Fund and will comply with the terms and conditions of this Application. The Distributor of any one Fund may be an “affiliated person” or an affiliated person of an affiliated person of that Fund’s Adviser and/or Sub-Advisers.

E.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent

                    Each Fund will have an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”), dividend disbursing agent (“Dividend Disbursing Agent”) and may have a securities lending agent (“Securities Lending Agent”) of Portfolio Securities. The identity of the Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent will be disclosed in the Fund’s Prospectus and/or statement of additional information (“SAI”) for each Fund. The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder. The Trust and the Securities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company. As discussed below, subject to the approval of the Board, the Adviser, the Sub-Adviser or an affiliate of the Adviser and/or Sub-Advisers may provide administration, custody, fund accounting, transfer agency, dividend disbursement and securities lending services to the Funds.

F.	Underlying Indexes and Licensing Arrangements

                    Applicants have selected the Underlying Indexes identified in Appendix A to this Application as the Underlying Indexes on which the Initial Funds will be based. The Funds will be entitled to use their Underlying Indexes pursuant to either a licensing agreement with the entity that compiles, creates, sponsors or maintains an Underlying Index (each an “Index Provider”) or a sub-licensing arrangement8 with the Adviser, which will have a licensing agreement with such Index

[8]

The Index Provider will not provide recommendations to a Fund regarding the purchase or sale of specific securities. In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of component securities, the inclusion or exclusion of specific

Provider. Except with respect to the Self-Indexing Funds, no Index Provider is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, of the Adviser, of any Sub-Adviser to or promoter of a Fund, or of the Distributor.

G.	Special Considerations Applicable to Self-Indexing Funds

                    1.          Overview

                    J.P. Morgan Securities LLC (the “Affiliated Index Provider”) will create a proprietary, rules based methodology described below in Section G.4. (“Rules Based Process”) to create Underlying Indexes for use by the Self-Indexing Funds and other investors (each an “Affiliated Index” and collectively the “Affiliated Indexes”).9 JPMorgan Chase & Co. is the indirect parent company of the Adviser and the Affiliated Index Provider.

                    The Affiliated Index Provider produces indices (the “J.P. Morgan Indexes”) that are widely used benchmarks for global investors and data vendors. The J.P. Morgan Indexes are constructed to define and increase the visibility of the asset classes they represent and provide a tool to measure the performance of the asset class. All of the J.P. Morgan Indexes are reconstituted periodically to ensure new and growing investments are reflected. The J.P. Morgan Indexes are objective, comprehensive and built according to transparent rules. Rules dictate additions/deletions to the indexes ensuring constant coverage. Component securities are not selected by a committee and the Affiliated Index Provider utilizes a rules based methodology to determine what securities are included in the J.P. Morgan Indexes so the J.P. Morgan Indexes remain relevant no matter how market activity changes.

component securities, or methodology for the calculation or the return of component securities, in advance of a public announcement of such changes by the Index Provider.

[9]

The Affiliated Indexes may be made available to registered investment companies, as well as separately managed accounts of institutional investors and privately offered funds that are not deemed to be “investment companies” in reliance on Section 3(c) (1) or 3(c) (7) of the Act for which the Adviser acts as adviser and/or sub-adviser (“Affiliated Accounts”) as well as other such registered investment companies, separately managed accounts and privately offered funds for which it does not act either as adviser and/or sub-adviser (“Unaffiliated Accounts”). The Affiliated Accounts and the Unaffiliated Accounts (collectively referred to herein as “Accounts”), like the Funds, would seek to track the performance of one or more Underlying Index(es) by investing in the constituents of such index(es) or a representative sample of such constituents of the index. Consistent with the relief requested from Section 17(a) below, the Affiliated Accounts will not engage in Creation Unit transactions with a Fund.

                    The Affiliated Indexes will be “transparent,” meaning that (i) both the Rules Based Process and the composition of each Affiliated Index will be freely available to the public, (ii) any change to the Rules Based Process will be announced at least sixty (60) days prior to becoming effective, (iii) any changes to constituents of and weightings of each Affiliated Index will be announced at least two (2) days prior to the Reconstitution Date and the Rebalance Date (as both such terms are defined herein) and (iv) all such changes will be made freely available to the public as well.

                    Applicants believe that each Self-Indexing Fund’s investment strategy of tracking its Underlying Index fits squarely within the scope of the relief previously granted in the Prior Orders to the Prior Index-Based ETFs. Indeed, Applicants submit that, were the Affiliated Index Provider not an “affiliated person” of the Adviser, the Trust and the Funds, (i) each Self-Indexing Fund’s use of its Affiliated Index would be indistinguishable from the use of existing equity and/or fixed income indexes by other ETFs that track indices of unaffiliated index providers currently trading and (ii) the Affiliated Index Provider would be viewed no differently than the existing index providers who create and license their intellectual property for use by various persons, such as portfolio managers and their funds, including ETFs. Moreover, Applicants assert that the structure of the Self-Indexing Funds will be substantially similar to the Prior Self-Indexing ETFs with the exception that here the Index Administrator/Calculation Agent (defined herein) will be an affiliated entity as described below. Applicants further submit that the operation of the Self-Indexing Funds and the Self-Indexing Funds’ arbitrage mechanism, for all practical purposes, will be identical to the operation and arbitrage mechanism of ETFs now trading.

                    Applicants contend that the potential conflicts of interest arising from the fact that the Affiliated Index Provider will be an “affiliated person” of the Adviser are not actual concerns, and will not have any impact on the operation of the Self-Indexing Funds, because the Affiliated Indexes will maintain transparency, the Self-Indexing Funds’ portfolios will be transparent and the Affiliated Index Provider, the Adviser, any Sub-Adviser and the Self-Indexing Funds each will adopt policies and procedures to address any potential conflicts of interest (“Policies and Procedures”), all as discussed herein.

                    Applicants assert that the Affiliated Indexes will be as or more transparent than any index used by existing ETFs. Like the indexes created and owned by WisdomTree® (“WisdomTree Indexes”)10 and others used by ETFs currently trading, the Affiliated Indexes owned by the Affiliated Index Provider will be created using a detailed Rules-Based Process that will be made publicly available. The Affiliated Index Provider will publish in the public domain, including on its website and/or the Self-Indexing Funds’ website (“Website”), the rules that govern the construction and maintenance of each of its Affiliated Indexes. Applicants believe that this will prevent the Adviser from possessing any advantage over other market participants by virtue of its affiliation with the Affiliated Index Provider, the owner of the Affiliated Indexes. Of course, like all index providers, the Affiliated Index Provider will reserve the right to modify the Rules-Based Process in the future. While the Affiliated Index Provider does not presently contemplate specific changes to the Rules-Based Process, it could be modified, for example, to reflect changes in the underlying market tracked by an Affiliated Index, the way in which the Rules-Based Process takes into account market events or to change the way a corporate action, such as a stock split, is handled. Such changes would not take effect until the Index Personnel (defined below) has given (1) the Index Administrator/Calculation Agent (defined below) reasonable prior written notice of such rule changes and (2) the investing public at least sixty (60) days published notice that such changes will be implemented. As discussed herein, Applicants believe that by publicly disclosing the Rules-Based Process governing the construction and maintenance of the Affiliated Indexes, and requiring significant advance publication of changes to the Rules-Based Process, the Affiliated Indexes that will be owned by the Affiliated Index Provider will be as transparent as other indexes underlying existing ETFs. In addition, Applicants will adopt Policies and Procedures to address potential conflicts of interest, as discussed in Sections II.G.2. and III.D.3. below.

[10]	In the Matter of WisdomTree Investments Inc., et al., Investment Company Act Release No. 27391 (June 12, 2006).

                    In conclusion, Applicants submit that the Self-Indexing Funds will use their Affiliated Indexes and operate, function and trade in a manner very similar to the other index-based ETFs which are currently traded, without raising any new issues or concerns, and that they merit the requested Relief.

                    2.               Potential Conflicts of Interest

                              Applicants do not believe the potential for conflicts of interest raised by the Adviser’s use of the Affiliated Indexes in connection with the management of the Self-Indexing Funds and the Affiliated Accounts will be substantially different from the potential conflicts presented by an adviser managing two or more registered funds or by the side-by-side management of traditional funds and unregistered funds. More specifically, Applicants do not believe the potential for conflicts presented by the Adviser’s use of the Affiliated Indexes in connection with the management of the Self-Indexing Funds and the Affiliated Accounts will be substantially different from the potential for conflicts presented by the side-by-side management of Prior ETFs which track the performance of an index that also serves as the benchmark for a traditional mutual fund or unregistered account managed by the same adviser. Furthermore, Applicants do not believe the potential for conflicts presented by the Adviser’s use of the Affiliated Indexes in connection with the management of the Self-Indexing Funds and the Affiliated Accounts will be substantially different from the potential for conflicts presented and addressed in the IndexIQ Order and WisdomTree Order discussed herein. The Adviser and the Affiliated Index Provider will adopt and implement the Policies and Procedures that they believe will minimize or eliminate any potential conflicts of interest.

                    First, the Adviser will disclose the potential for conflicts to the Self-Indexing Funds and Affiliated Accounts. Second, as discussed further herein, the Affiliated Index Provider will adopt Policies and Procedures designed to prevent the dissemination and improper use of non-public information about changes to the constituents of the Affiliated Index and the Rules-Based Process. In addition, the Adviser and any Sub-Adviser will adopt and implement, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. These include Policies and Procedures designed to minimize potential conflicts of interest between Self-Indexing Funds and the Affiliated Accounts, such as cross trading policies, as well as those designed to ensure the equitable allocation of portfolio transactions and brokerage commissions. The structure of the Self-Indexing Funds, as index funds, as well as those of the Affiliated Accounts, minimizes the potential for conflicts as the investment strategies of each Self-Indexing Fund and the Affiliated Accounts will be constrained by its objective to track the performance of its Affiliated Index. It is not contemplated that the Adviser or any Sub-Adviser will receive incentive fees for outperforming the Affiliated Index of any Self-Indexing Fund or Affiliated Accounts. In fact, any material outperformance or underperformance would be viewed negatively by investors of such investments.

                              To the extent the Self-Indexing Funds transact with the Adviser or an affiliated person of the Adviser or any Sub-Adviser, such transactions will comply with the Act, the rules thereunder and the terms and conditions of this Application. Subject to the approval of the Board, the Adviser or affiliated persons of the Adviser and those of any Sub-Adviser (“Sub-Adviser Affiliates”) may be authorized to provide custody, fund accounting and administration, and transfer agency services to the Funds. The Board will consider, among other things, whether such affiliated persons or Sub-Adviser Affiliates provide substantially identical services to other investment companies.

                    3.          Affiliated Index Provider and Calculation Agent

                    As owner of the Affiliated Indexes, the Affiliated Index Provider will hire an affiliated person of the Adviser to act as the index administrator (“Index Administrator”) and the calculation agent (“Calculation Agent”). The Index Administrator/Calculation Agent currently serves as index administrator and calculation agent for the J.P. Morgan Indexes.

                    The Index Administrator/Calculation Agent provides independent data and valuations across all asset classes in order to enhance transparency, reduce risk and improve operational efficiency. The Index Administrator/Calculation Agent is responsible for implementing rule and composition changes and subsequently calculating index levels and analytics on a pre-determined basis for the operational J.P. Morgan Indexes.

                    The Affiliated Index Provider will initially apply the Rules-Based Process to the universe of equity and/or fixed income securities. The Index Administrator/Calculation Agent will implement the Rules-Based Process, calculate and maintain the Affiliated Indexes, and calculate and disseminate the Index values in accordance with Commission and Exchange requirements. The Index Administrator/Calculation Agent will determine the number, type, and weight of securities that will comprise each Index and will perform or cause to be performed all other calculations necessary to determine the proper make-up of the Affiliated Index, including the reconstitutions for such Index, will be solely responsible for all such Affiliated Index maintenance, calculation, dissemination and reconstitution activities.

                    The Index Administrator/Calculation Agent will disseminate Affiliated Index information through one or more unaffiliated third party data providers, such as Reuters, which is available to subscribers. Affiliated Index values on a total return basis will be disseminated on an end-of-day basis through such unaffiliated third party data provider(s). The “price index values”11 of each Affiliated Index will be calculated by the Index Administrator/Calculation Agent and disseminated every 15 seconds by an Exchange so that such Affiliated Index values are available in the market place. Information about each Affiliated Index, including data on Component Securities and weightings, will be available on the Website, as will a rule book describing the Rules-Based Process applicable to such Affiliated Index (“Rule Book”). Certain employees of the Affiliated Index Provider and its affiliates who have responsibility for the Affiliated Indexes and the Rules-Based Process, as well as those employees of the Affiliated Index Provider and its affiliates appointed to assist such employees in the performance of his/her duties (collectively, known as “Index Personnel”), will monitor the results produced by the Index Administrator/Calculation Agent on a periodic basis to determine whether the Index Administrator/Calculation Agent is performing such maintenance, calculation, dissemination and

[11]

A “total return index value” reflects price appreciation (or depreciation) of the constituent securities plus reinvestment of dividends, whereas a “price Index value” reflects only price appreciation (or depreciation) of the constituent securities.

reconstitution in accordance with the Rules-Based Process. Index Personnel do not, and will not, have any responsibility for management of the Self-Indexing Funds or Accounts.

                    4.          Rules-Based Process

                    (a)         Securities Selection.

                    Each Domestic Index and Foreign Index used as an Affiliated Index is, and each of the Domestic Indexes and Foreign Indexes underlying any Future Fund that is a Self-Indexing Fund will be, an equity and/or fixed income index developed by the Affiliated Index Provider for investors wishing to invest in securities of domestic and non-domestic issuers. All of the Domestic Indexes and Foreign Indexes for which a Self-Indexing Fund seeks to track will be derived from the application of the Rules-Based Process as described above.

                    In order to be included in a Domestic Index and/or a Foreign Index, each Component Security must meet the eligibility requirements set forth in the Rules-Based Process and contained in the Rule Book for such Affiliated Index. The Rule Book for each Domestic Index and Foreign Index used as an Affiliated Index will be published on the Website.

                    (b)        Component and Weighting Changes to Affiliated Indexes.

                    In accordance with the Rules-Based Process, the Index Personnel will provide the data to the Index Administrator/Calculation Agent, who will update each Affiliated Index on at least an annual basis (in some cases on a more frequent periodic basis) to add or delete individual Component Securities that have been selected or deleted pursuant to the Rules-Based Process after the close of trading on the date provided for in the relevant Rule Book (each such date a “Reconstitution Date”)12 and to rebalance the Component Securities from time to time, as described in the relevant Rule Book (each such occurrence a “Rebalance Date”). For Affiliated Indexes with more frequent reconstitution, individual Component Securities will be added or deleted pursuant to the Rules-Based Process after the close of

[12]

Affiliated Indexes may have Reconstitution Dates and Rebalance Dates that occur on a periodic basis more frequently than once yearly, but no more frequently than monthly. The Reconstitution Dates and Rebalance Dates for each Affiliated Index will be made available on the Website and will also be disclosed in the Prospectus for each such Self-Indexing Fund.

trading on the days specified in the Rule Books pertaining to such Affiliated Indexes. The Index Administrator/Calculation Agent will not disclose any information concerning the identity of Component Securities that have been added to, or deleted from, each Affiliated Index, or the weightings of such Component Securities, to the Adviser, any Sub-Adviser, the Funds, the Accounts or any other affiliated entities before such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Index Administrator/Calculation Agent) and is available to the entire investing public. Notwithstanding the foregoing, the Index Administrator/Calculation Agent may disclose such information solely to the Index Personnel in order to permit such persons to monitor the results produced by the Index Administrator/Calculation Agent for compliance with the Rules-Based Process. The Index Provider, its Index Personnel and the Index Administrator/Calculation Agent will be expressly prohibited from providing this information to any employees of the Adviser or those of any Sub-Adviser until such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Index Administrator/Calculation Agent). As employees of the Affiliated Index Provider, members of the Index Personnel (i) will not have any responsibility for the management of the Self-Indexing Funds or the Affiliated Accounts, (ii) will be expressly prohibited from sharing this information with any employees of the Adviser or those of any Sub-Adviser, including those persons that have responsibility for the management of the Self-Indexing Funds or the Affiliated Accounts until such information is publicly announced,13 and (iii) will be expressly prohibited from sharing or using this non-public information in any way except in connection with the performance of their respective duties.

                    The new Component Securities and their approximate new weightings will be announced at least two (2) days prior to a Reconstitution Date or a Rebalance Date, and then again, with definitive

[13]

However, in accordance with the Policies and Procedures, the Index Personnel may make such information available to very senior management of JPMorgan Chase & Co. or its subsidiaries who, in the ordinary course of their duties, may have responsibilities relating to multiple aspects of the business of the Adviser, including but not limited to, duties and responsibilities relating to sales, financial aspects of the business of the Adviser, information technology and marketing. These duties and responsibilities do not include portfolio management for the Self-Indexing Funds or Affiliated Accounts. The Adviser will adopt Policies and Procedures forbidding such persons from (i) improperly using or disseminating such information, and (ii) using this information to influence changes to the Rules-Based Process or the Affiliated Indexes.

weights, after the close on each Reconstitution Date or Rebalance Date before the opening on the next day to the general public and the Adviser and any Sub-Adviser (on behalf of the Self-Indexing Funds and the Accounts). Again, none of the Adviser, any Sub-Adviser or any other person, whether affiliated or unaffiliated, would be provided with the Affiliated Index weightings and composition until such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Index Administrator/Calculation Agent).14 New Component Securities may be added to any Affiliated Index on a day other than the Reconstitution Date only if there is a change to the Rules-Based Process that results in such new constituents being added to such Affiliated Index. Changes to the Rules-Based Process resulting in the addition of Component Securities to any Affiliated Index on a day other than the Reconstitution Date should occur only infrequently, if at all. Component Securities may be deleted from an Affiliated Index on a day other than the Reconstitution Date as a result of either (i) changes to the Rules-Based Process or (ii) the occurrence of “corporate actions” as set forth in the Rule Books. These deletions will be executed by the Index Administrator/Calculation Agent as soon as possible after the corporate action is announced. Except as described above, new Component Securities will not be added to any Affiliated Index other than on a Reconstitution Date.

                    As is the case with Prior ETFs and other index funds, each Self-Indexing Fund will make changes to its Portfolio Securities in response to certain announced changes in its Affiliated Index when the Adviser and/or Sub-Adviser believes it is in the best interest of the Fund to do so. Additions to and deletions from a Self-Indexing Fund’s Portfolio Securities could be made (i) immediately or shortly after a change to its Component Securities or Rules-Based Process is announced, (ii) on or about the date the announced change to such Component Securities or Rules-Based Process is actually implemented by the Index Administrator/Calculation Agent or (iii) any time thereafter. In determining whether and when to implement a change to a Self-Indexing Fund’s Portfolio Securities, the Adviser and/or Sub-Adviser would consider brokerage costs, market impact costs (e.g., changes to the price of a security caused by

[14]	See also footnote 25 with respect to the Adviser’s and any Sub-Adviser’s Code of Ethics as required under Rule 17j-1 of the Act.

executing a large order all at once), portfolio tax efficiency, cash flow and the impact that such changes would have on the Self-Indexing Fund’s tracking error against its Affiliated Index.

                    (c)         Liquidity Standards.

                    Each Affiliated Index also will comply with parameters of the Rules-Based Process as well as any requirements specific to such Affiliated Index as prescribed in its relevant Rule Book.

                    (d)         Additional Liquidity Standards: Foreign Indexes.

                    Applicants believe that the proposed liquidity standards of the Foreign Indexes that are Affiliated Indexes will support efficient arbitrage activity. Applicants note that there is substantial overlap between the Component Securities of the Foreign Indexes and comparable non U.S. indexes used by other ETFs. Because many foreign indexes used by existing ETFs, such as the MSCI Indexes, do not expressly define minimum liquidity levels for inclusion or exclusion, it is difficult for Applicants to make direct comparisons between the liquidity standards for these indexes and the Foreign Indexes. Applicants believe the securities included in the Foreign Indexes will be sufficiently liquid to support efficient arbitrage activity because (i) all such securities will be listed on major securities exchanges and (ii) the Foreign Index Rules-Based Process will have minimum capitalization and liquidity standards.

                    Applicants intend to effectuate changes in the composition of each Self-Indexing Fund’s portfolio through both designations of Deposit/Redemption Securities and purchases and sales of Portfolio Securities. The decision to use either method will be made by the Adviser and/or Sub-Adviser and is based on a variety of factors, including brokerage costs, market impact costs (e.g., changes to the price of a security caused by executing a large order all at once), portfolio tax efficiency, cash flow and the impact that such changes would have on the Self-Indexing Fund’s tracking error against its Affiliated Index.

                    (e) Market Impact of Index Changes.

                    Of course, Applicants cannot predict when and how market participants will react to announced changes in the Rules-Based Process or the Component Securities of the Self-Indexing Funds’ Affiliated Indexes. Nevertheless, Applicants expect market participants to react to such changes in the same manner as they would to announced changes in other indexes tracked by traditional mutual funds, Prior ETFs and other investors. The announcement that a security has been added to a widely-followed index or benchmark may cause the price of that security to increase and an announcement that a security has been deleted from a widely-followed index or benchmark may cause the price of that security to decrease. To the extent an index or benchmark is not widely followed, any price increase or decrease generally would be expected to be smaller than a corresponding change to a widely-followed index or benchmark. Similarly, other things being equal, to the extent that an index or benchmark’s methodology is rules-based and transparent, any price increase or decrease generally would be expected to be smaller than the increase or decrease resulting from a change to a non-transparent index or benchmark (because the transparency of the index or benchmark likely would provide the market with more notice of such change). Because it is not possible to predict when and how market participants will react to announced changes in the Rules-Based Process or the Component Securities of the Self-Indexing Funds’ Affiliated Indexes, Applicants cannot predict when and how these changes will impact the market price and NAV of a Self-Indexing Fund. In this respect, Applicants do not believe that the Self-Indexing Funds and their Affiliated Indexes are any different than existing equity and/or fixed income ETFs and their respective underlying indexes or benchmarks.

                    5.          Transparency of Indexes

                    The Affiliated Index Provider will describe the basic concept of each Affiliated Index and disclose the relevant Rule Books laying out the Rules-Based Process on the Website. The identity and weightings of the Component Securities of any Affiliated Index will be readily ascertainable by any third party because the Rules-Based Process will be publicly available. As discussed above, changes to the Rules-Based Process will be publicly disclosed on the Website prior to actual implementation. Such changes will not take effect until the Index Provider has given the investing public at least sixty (60) days published notice that such changes are being planned to take effect.

                    The Index Administrator/Calculation Agent will make available to the Affiliated Index Provider information on its Affiliated Indexes that the Affiliated Index Provider will make available to the general public on the Website. Each Business Day (defined below), the Website will publish free of charge (or provide a link to another website that will publish free of charge) the Component Securities of each Affiliated Index and their respective weightings in each Index as of the close of the prior Business Day. Each Business Day, the Website will publish free of charge (or provide a link to another website that will publish free of charge) the Portfolio Securities held by each Self-Indexing Fund and their respective weightings, and each Self-Indexing Fund’s per share NAV, market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV (“Bid/Ask Price”) and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV, all as of the prior Business Day. The components and weightings of the Affiliated Indexes, as well as the portfolio holdings of each Self-Indexing Fund, will also be available through unaffiliated third-party data vendors, such as Reuters.

                    Changes to the constituents of each Affiliated Index made by the Affiliated Index Provider and/or the Index Administrator/Calculation Agent will be disclosed by such party and published on the Website. Any such Affiliated Index Provider and/or Index Administrator/Calculation Agent announcements or Website disclosures to the public will be made in such a manner that none of the employees of the Affiliated Index Provider outside of Index Personnel, the Adviser, any Sub-Adviser, any other investor nor any Self-Indexing Fund is notified of actions prior to the general investing public, except as described in Section II.G.4 above.

                    Applicants believe that each Affiliated Index will maintain transparency. All components, weightings, additions and deletions from the Affiliated Indexes will not only be publicly available, but also will be publicly announced prior to any changes being made. As stated above, Applicants believe that this level of disclosure is similar to that of other Underlying Indexes currently used by ETFs, such as the WisdomTree Indexes. The Affiliated Index Provider will adopt Policies and Procedures prohibiting employees from disclosing or using any non-public information acquired through their employment, except as appropriate in connection with the rendering of services to the administration of the Affiliated Indexes. Also, the Affiliated Index Provider will adopt Policies and Procedures that prohibit and are designed to prevent anyone, including the members of the Index Personnel, from disseminating or using non-public information about pending changes to Component Securities or methodology, except as described in Section II.G.2 above. These policies will specifically prohibit the member of the Index Personnel from sharing any non-public information about the Affiliated Indexes with any personnel of the Adviser and/or Sub-Adviser responsible for management of the Self-Indexing Funds and/or any Affiliated Account. The Adviser also will adopt policies that prohibit personnel responsible for the management of the Self-Indexing Funds and/or any Affiliated Account from sharing any non-public information about the management of the Self-Indexing Funds and any Affiliated Account with any personnel of the Affiliated Index Provider, especially those persons responsible for creating, monitoring, calculating, maintaining or disseminating the Affiliated Indexes.

                    In addition, the Affiliated Index Provider will retain the Index Administrator/Calculation Agent to calculate and maintain the Affiliated Indexes on a daily basis. The Index Administrator/Calculation Agent will be instructed to not communicate any non-public information about the Indexes to anyone, and expressly not to the personnel of the Adviser or any Sub-Adviser responsible for the management of the Self-Indexing Funds or Affiliated Accounts. The Index Administrator/Calculation Agent will be instructed to disseminate information about the daily constituents of the Affiliated Indexes to the Affiliated Index Provider, the Adviser, any Sub-Adviser, on behalf of the Self-Indexing Funds and Accounts, as applicable, and the public at the same time, except as otherwise described in Section II.G.2 above.

                    The Index Personnel members will be employees of the Affiliated Index Provider. The Index Personnel responsible for creating and monitoring the Affiliated Indexes and the personnel of the Index Administrator/Calculation Agent responsible for calculating and maintaining the Affiliated Indexes are employees of separate organizations. The Index Personnel and the personnel of the Index Administrator/Calculation Agent will perform their respective duties on separate computer servers and the work of the Index Administrator/Calculation Agent will be monitored to ensure that the Index Personnel can not make changes to it. Members of the Index Personnel will not have access to the computer systems used by the Adviser or any Sub-Adviser in connection with their portfolio management activities. Furthermore, the Affiliated Index Provider will adopt Policies and Procedures which impose a restricted list and blackout period requirements15 on all members of the Index Personnel.

                    The portfolio managers responsible for day-to-day portfolio management of the Self-Indexing Funds and Affiliated Accounts will be employees of the Adviser or a Sub-Adviser. The personnel responsible for overseeing the activities of any Sub-Adviser in connection with the management of the Self-Indexing Funds and Affiliated Accounts will be employees of the Adviser. The personnel of the Adviser and those of any Sub-Adviser responsible for any day-to-day portfolio management will be employees of separate organizations. Neither the Adviser nor any Sub-Adviser will have access to the computer systems used by the Index Administrator/Calculation Agent nor to the computer systems used by the Index Personnel to monitor, calculate and rebalance the Affiliated Indexes. The Adviser will also adopt Policies and Procedures which require any personnel responsible for the management of a Self-Indexing Fund and/or any Affiliated Account to (i) comply with the Restricted List and Blackout Period requirements, and (ii) require reporting of securities transactions to a designated senior employee of the Adviser in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. The Adviser has also adopted a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. Any Sub-Adviser will be required to confirm to the Adviser and the Trust that it has adopted policies and procedures to monitor and restrict securities trading by certain employees. Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1

[15]

The Index Personnel has adopted “Restricted List” and “Blackout Period” procedures and requirements. In summary, no Access Person (as defined in these procedures and requirements) may trade in any security on the Restricted List during the Blackout Period, as defined below. The “Restricted List” includes any security that is a Component Security of any Affiliated Index upon which any Self-Indexing Fund or Affiliated Account is based. The “Blackout Period” is a time period which extends seven calendar days from the close of trading a full 24 hours before the Self-Indexing Fund or Affiliated Account or portfolio manager for such Fund or Affiliated Account receives its rebalance or reconstitution information from the Affiliated Index Provider until three trading days after such Fund or Affiliated Account or portfolio manager receives its rebalance or reconstitution information from the Affiliated Index Provider. For example, if the applicable Self-Indexing Fund or Affiliated Account or portfolio manager receives rebalance or reconstitution information on a Monday, the Blackout Period extends from market close on the prior Thursday to market close on the following Thursday.

under the Act and Rule 204A-1 under the Advisers Act and to provide the Trust with the certification required by Rule 17j-1 under the Act.

6.	Public Availability of Information Relating to the Component Securities of Each Affiliated Index

                    (a)       Domestic Indexes.

                    Some or all of the Component Securities of any of its Domestic Indexes for Self-Indexing Funds will be listed on either the New York Stock Exchange (“NYSE”), NYSE Arca or the NASDAQ.

                    (b)       Foreign Indexes.

                    Some or all of the securities that comprise certain of the Affiliated Index Provider’s Foreign Indexes may be ADRs16 listed on the NYSE, NYSE Arca or the NASDAQ, as well as GDRs17 (ADRs and GDRs collectively, referred to herein as “Depositary Receipts”).

                    Some or all of the Component Securities of the Affiliated Index Provider’s Foreign Indexes may be, but are not limited to, securities issued by foreign domiciled companies that are listed and traded on non-U.S. trading venues; in each such case, such Component Securities will be listed on major stock exchanges in such countries. The Affiliated Index Provider’s Foreign Indexes may also include securities issued by foreign domiciled companies that are listed on the NYSE, NYSE Arca or NASDAQ, as well as Depositary Receipts.

                    A web address exists for every international exchange on which the Foreign Index Component Securities trade and “quotations” can be accessed for each of such securities through such web address. In addition, U.S. retail investors with access to the Internet can access “quotations” with respect to these foreign Component Securities through Yahoo! Finance as well as other financial websites. Investors with access to a Bloomberg terminal can directly access “quotations” and fundamental data on these foreign securities. In addition, Applicants understand that the issuers of all

[16]	“ADR” is the acronym for “American Depositary Receipt” as described in Section II.I.3., below.

[17]	“GDR” is the acronym for “Global Depositary Receipt” as described in Section II.I.3., below.

Component Securities of any Foreign Index file disclosure documents, such as prospectuses, with their respective regulators.

7.	Use of Affiliated Indexes by Self-Indexing Funds

                    As discussed in Section II.G.3 above, the Affiliated Index Provider will be an “affiliated person,” of the Adviser, the Trust and its Self-Indexing Funds within the meaning of Section 2(a)(3) of the Act. The Affiliated Index Provider, as owner of the Affiliated Indexes and all intellectual property related thereto, intends to license the use of the Affiliated Indexes, their names and other related intellectual property to the Adviser for use in connection with the Trust, the Self-Indexing Funds and the Investors. The licenses for the Self-Indexing Funds will specifically state that the Adviser must provide the use of the Affiliated Indexes and related intellectual property at no cost to the Trust and the Self-Indexing Funds.

          H.      Capital Structure and Voting Rights: Book-Entry

                    Shareholders of a Fund will have one vote per Share with respect to matters regarding the Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder and state law applicable to Delaware statutory trusts.

                    Shares will be registered in book-entry form only. The Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (the “Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of the Depository or the Depository participants (the “DTC Participants”). Beneficial Owners of Shares will exercise their rights in such securities indirectly through the Depository and DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the Depository and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to its Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of the Depository and DTC Participants.

          I.       Investment Objectives and Policies

                    1.      General

                    The investment objective of each Fund will be to provide investment returns that correspond, before fees and expenses, generally to the performance of its relevant Underlying Index. In seeking to achieve the investment objective of a Fund, the Adviser and/or Sub-Adviser will utilize the indexing investment approaches described below. At all times, at least 80% of each Fund’s total assets will be invested in Component Securities or, in the case of Foreign Funds, the 80% requirement may also include Depositary Receipts representing such securities. Any Depositary Receipts held by a Foreign Fund will be negotiable securities that represent ownership of a non-U.S. company’s publicly traded stock. Applicants believe that, in certain cases, holding one or more Depositary Receipts rather than the Component Securities of the relevant Foreign Index, will improve the liquidity, tradability and settlement of a Foreign Fund’s then current Portfolio Deposit (as defined below) (thereby improving the efficiency of the creation and redemption process and facilitating efficient arbitrage activity), while at the same time permitting a Foreign Fund to maintain direct exposure to Component Securities of its Foreign Index.

                    A Fund may also invest up to 20% (“20% Asset Basket”) of its assets in a broad variety of other instruments including, but not limited to, repurchase agreements, reverse repurchase agreements, government securities, cash and cash equivalents, commodities, options, futures contracts, currency futures contracts, options on futures contracts, swaps, options on swaps, forward contracts or other derivatives or financial instruments (including, but not limited to, credit-linked notes, commodity-linked notes, forward commitment transactions, foreign currency forwards, indexed and inverse floating rate securities, floating and variable rate instruments, convertible instruments, preferred stocks, rights and warrants), real estate investment trusts, shares of other ETFs, UITs and exchange-traded notes, and shares of money market mutual funds or other investment companies or pooled investment vehicles, foreign currency, mortgage-backed securities, asset-backed securities, municipal debt securities, when-issued securities and delayed delivery transactions (collectively, “Other Instruments”), including securities not included in its Underlying Index, which the Adviser and/or Sub-Adviser believes will help the Fund track its Underlying Index, as discussed in subsection 2. below. A Fund will utilize either a “replication strategy” or “representative sampling” as described below, which will be disclosed with regard to each Fund in its Prospectus. A Fund using a “replication strategy” will invest in the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index. A Fund utilizing representative sampling will hold some, but not necessarily all of the Component Securities of its Underlying Index. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of the Underlying Index or to maintain RIC compliance (see the discussion below in subsection 2). Applicants expect that the returns of each Fund will have an annual tracking error of less than 5% relative to its Underlying Index.

                    As stated above, the disclosure in each Fund’s Prospectus will indicate whether such Fund intends to follow a replication strategy or a representative sampling strategy. A Fund may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow its Underlying Index which contains Component Securities too numerous to efficiently purchase or sell; or, in certain instances, when a Component Security becomes temporarily illiquid, unavailable or less liquid. A Fund using representative sampling will invest in what it believes to be a representative sample of the Component Securities in the Underlying Index, which will be selected by the Adviser and/or Sub-Adviser utilizing quantitative analytical procedures described below. Under the representative sampling technique, each security is selected for inclusion in a Fund through the Adviser’s or the Sub-Adviser’s application of quantitative analytical procedures to give the Fund’s portfolio an investment profile similar to that of its Underlying Index. Securities are selected for inclusion in a Fund following a representative sampling strategy to have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Fund’s Underlying Index taken in its entirety. If the representative sampling technique is used, a Fund will not be expected to track the performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index. The Adviser and/or Sub-Adviser may also use representative sampling to exclude less liquid Component Securities contained in the Underlying Index from a Fund’s portfolio in order to create a more tradable portfolio and improve arbitrage opportunities. Finally, the Fund may realize savings in transaction costs or other efficiencies by gaining exposure to the return of an Underlying Index through the use of Other Instruments.

                    2.      Securities in Fund’s 20% Asset Basket Not Included in its Underlying Index

                    As discussed above in subsection 1, a Fund may hold, as part of its 20% Asset Basket, securities and other financial instruments not included in its Underlying Index, but which the Adviser and/or Sub-Adviser believes will help the Fund track the performance of its Underlying Index. The following examples illustrate the circumstances in which a Fund would hold Portfolio Securities that are not Component Securities of its Underlying Index. First, in order to reflect various corporate actions (such as mergers) and other changes in the Fund’s Underlying Index (such as reconstitutions), a Fund may accept as Deposit Securities (defined below), securities that are publicly announced as additions to the Underlying Index prior to their actual date of inclusion in such Index. Second, a Fund may hold Portfolio Securities that have recently been deleted from the Underlying Index due to various corporate actions and reconstitutions. Third, a Fund may invest in securities that are not Component Securities of its Underlying Index when necessary to meet RIC diversification requirements. For example, if an issuer represents a percentage of the Underlying Index that is in excess of the RIC single issuer limits, the Adviser and/or Sub-Adviser may invest in securities that are not Component Securities of its Underlying Index, but which the Adviser and/or Sub-Adviser believes have performance characteristics of the securities of that large issuer. In such cases, the securities will be securities in the relevant region, country, industry, market, market segment or market sector tracked by its Underlying Index.

                    3. Depositary Receipts

                    (a) General

                    As noted above, at least 80% of each Foreign Fund’s assets will be invested in Component Securities and Depositary Receipts. One or more of these Foreign Funds may invest a significant portion of their assets in Depositary Receipts representing the Component Securities of their respective Underlying Indexes. Applicants intend that any Foreign Fund would be able to treat Depositary Receipts that represent Component Securities of its Underlying Foreign Index as Component Securities for purposes of any requirements related to the percentage of Component Securities held in such Foreign Fund’s portfolio.

                    Depositary Receipts are typically issued by a financial institution (a “depositary bank”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the depositary bank.18 A Foreign Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available.

                    (b) Role of JPMorgan Chase Bank, N.A

                    JPMorgan Chase Bank, N.A. (the “Affiliated Depositary”) is a prominent participant in the Depositary Receipt market and earns various fees in connection with the issuance and cancellation of Depositary Receipts as well as from the administration of Depositary Receipt programs and the processing of transactions in connection with such programs. The Affiliated Depositary recognizes that in serving as a depositary for Depositary Receipt programs it could be viewed that its activities with respect to its Depositary Receipt programs create the potential for conflicts of interest, in that the Affiliated Index Provider in theory might have incentive to somehow favor, in respect of the Indexes, those Depositary Receipt programs for which the Affiliated Depositary also serves as depositary bank.

[18]

With respect to ADRs, the depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. ADR trades occur either on an Exchange or off-exchange. The Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depository may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange.

The composition of the Indexes, including any decisions as to additions and deletions of securities from the Indexes, are rule based – that is, the Index Administrator/Calculation Agent and the Index Personnel are bound by objective criteria as set forth in the Rule Book. While the Index Personnel have certain discretion to make changes to the Indexes under certain circumstances, such circumstances are limited in nature, and the parameters of that discretion are set forth in the Rule Book itself. The identity of the depositary bank for a Depositary Receipt is not within the criteria for the selection of a new constituent with the Indexes. A foreign private issuer seeking to be included in one of the Indexes will not be able to enhance its prospects of being so included by appointing the Affiliated Depositary as the depositary bank for its Depositary Receipt program. The sales efforts of the Affiliated Depositary’s Depositary Receipt Division (the “Depositary Receipt Division”) are not presently coordinated with, and, in the future, will not be coordinated with, the activities of the Index Administrator/Calculation Agent or Index Personnel. Any amendments to the Rule Book itself, as well as modifications of the share eligibility criteria, are subject to the separate approval of the Index Personnel without the participation of, or any input from, the Depositary Receipt Division. The Rule Book and other information in respect of the Indexes will be available to the public at the Website. As Depositary Receipts are added, deleted, or re-balanced within the Indexes, the Index Personnel will publicly announce such changes on the Website. Changes to the Indexes, except as otherwise noted herein, will not be known to the Adviser, any person affiliated with the Adviser, any Sub-Adviser or any Fund in advance of such changes being first publicly announced.

                    None of the personnel of the Adviser or any Sub-Adviser responsible for managing each Fund’s portfolio are or will in the future be members of the Index Personnel and the personnel of the Adviser and Depositary Receipt Division at all times are and will be separately supervised reporting to common management only at a very senior level. In addition, the personnel of the Adviser are in a different physical location than the personnel of the Depositary Receipt Division. Members of the Depositary Receipt Division are not and will not be members of the Index Personnel. Accordingly, the Index Personnel acts independently of the Depositary Receipt Division, and the Affiliated Depositary

believes that the Index Personnel will be able to continue acting independently if the Funds should hold Depositary Receipts for which the Affiliated Depositary serves as depositary bank.

                    The Affiliated Depositary will institute formal firewall procedures to limit or prohibit communications among the personnel of the Adviser, the Depositary Receipt Division and the Index Administrator/Calculation Agent and Index Personnel. The Index Personnel communicates changes to the Indexes solely by public announcement via the Website. The firewall procedures will ensure that no personnel of the Adviser or the Depositary Receipt Division have access to information as to such changes prior to the public announcement thereof by the Index Personnel. In addition, because the personnel of the Adviser and the Depositary Receipt Division use separate dedicated secure servers which can only be accessed on an as needed basis, the internal systems used by the personnel of the Adviser are not accessible by the Depositary Receipt Division personnel or the Index Administrator/Calculation Agent or Index Personnel, and Depositary Receipt Division systems are not accessible by the personnel of the Adviser or the Index Personnel. Also, the conduct of all of the Affiliated Depositary’s employees is governed by the Affiliated Depositary’s Code of Conduct, which requires the disclosure of all confidential and proprietary information to be limited to those persons whose duties require and permit them to have access to that information. The firewall established by the Affiliated Depositary in respect of communications among the personnel of the Adviser, the Depositary Receipt Division, and Index Administrator/Calculation Agent and Index Personnel will be subject to the scrutiny of the Affiliated Depositary’s internal audit group, which, in its ordinary course function, reviews various internal policies and procedures, tests for compliance deficiencies and, as necessary, makes recommendations in respect of those policies and procedures of the Affiliated Depositary.

                    Based on the foregoing, Applicants believe that the Funds will be protected from any conflicts of interest which may be perceived to arise from the Affiliated Depositary’s role as depositary bank of certain Depositary Receipt programs that are included in an Index.19

[19]

With respect to Index-Based Funds, the decision to include such Depositary Receipts in the Underlying Index would be made by the applicable Index Provider, which will not be affiliated with the Fund or the Adviser.

                    (c) Funds’ Use of Depositary Receipts

                    Generally, a Foreign Fund would only hold Depositary Receipts when the Depositary Receipt is a Component Security of the Fund’s Underlying Index, or in situations where the Adviser and/or Sub-Adviser believes that holding the Depositary Receipt, rather than the actual underlying foreign Component Security, would benefit the Foreign Fund. This could occur where an investment in a Depositary Receipt offers greater liquidity or would otherwise improve the liquidity, tradability or settlement of the Foreign Fund’s then current Portfolio Deposit. For example, in some cases, a Depositary Receipt may provide more liquidity than its corresponding underlying security simply because the demand for the Depositary Receipt is higher, creating a more active and liquid market for the Depositary Receipt. Also, in certain countries, local market regulations may place restrictions on the transfer of local securities that act to prohibit the in-kind delivery and receipt of local securities as part of the creation and redemption process. In addition, in situations where a Foreign Fund invests in securities of multiple countries, the use of Depositary Receipts, particularly ADRs, can reduce the expense and difficulty of assembling a Portfolio Deposit upon creation and of disposing of Redemption Securities (as defined below) received through redemption. In addition, since GDRs may trade in more developed countries with more efficient custodial, clearance and settlement mechanisms than the Underlying Securities they represent, the use of GDRs should, in certain instances, reduce trading, settlement and other costs experienced by a Fund. For example, it may be less expensive to trade and settle a transaction

Therefore, a conflict of interest would not be applicable in cases where a Fund holds Depositary Receipts that are components of the Fund’s Underlying Index. In order to minimize the potential for conflicts in those cases where an Index-Based Fund invests in Depositary Receipts as substitutes for components of the applicable Underlying Index, in such instances the Adviser will include in a Fund’s Deposit Securities or Portfolio Securities any Depositary Receipt for which the Adviser knows that the Affiliated Depositary acts as depository only if the Adviser believes that doing so would be in the best interests of a Fund based on an analysis of, for example, the impact that the use of such Depositary Receipts would have on the liquidity, tradability and settlement of the Fund’s Deposit Securities and Portfolio Securities. Applicants will also require the Adviser to provide a report at least annually to the Board showing for each Fund (a) the Fund’s holdings (if any) of Depositary Receipts for which the Adviser knows that the Affiliated Depositary acts as the depository and (b) such other information as the Adviser deems appropriate in connection with the “best interest” finding described above. Applicants further represent that in those cases where a Fund invests in Depositary Receipts as substitutes for components of the applicable Underlying Index, the identity of the depository of any Depositary Receipts is not, and will not be, a criteria used by the Adviser or any Sub-Adviser to identify securities for inclusion in a Fund’s portfolio.

in GDRs traded in London than it would be to trade and settle the corresponding local securities in Moscow or Seoul. In each of the above scenarios, the use of Depositary Receipts potentially decreases the cost of trading and settling securities included in the Portfolio Deposit upon creation of Creation Units or distributed as Redemption Securities upon redemption of Creation Units. This should improve efficiency of the creation and redemption process and facilitate efficient arbitrage activity.

                    Applicants note that factors such as supply and demand and differences between the market-trading hours of the exchanges on which Depositary Receipts and Underlying Securities trade may cause Depositary Receipts to trade at premiums or discounts to the trading price of the Underlying Securities they represent. To the extent a Foreign Fund is invested in Depositary Receipts and a Foreign Index contains local securities, any premium or discount between the price of the Component Security and the corresponding Depositary Receipt creates the potential for tracking error between the Foreign Fund and its Foreign Index.20 Applicants expect any such impact to be insignificant because the Adviser and/or Sub-Adviser will monitor each Foreign Fund’s portfolio and Foreign Index on a daily basis and would take appropriate action as warranted (such as rebalancing the Foreign Fund’s portfolio) to reduce potential tracking error.

                    Applicants do not believe the potential for premiums and discounts between the price of Depositary Receipts and corresponding Underlying Securities will have any material negative impact on the efficiency of the creation/redemption process because market participants have access to both the prices of the Depositary Receipts and the prices of the corresponding Underlying Securities. Applicants believe the pricing transparency for listed Depositary Receipts will be substantially equivalent to the pricing transparency of the corresponding Underlying Securities, since both are traded and priced intra-day on securities exchanges and markets. The Foreign Funds will publish each Business Day a list of the current Deposit Securities (including any Depositary Receipts). The intra-day values of the Portfolio Deposit will be updated throughout the day. Authorized Participants (as defined below) that

[20]

The value of a Foreign Index will reflect the value of its Component Securities, rather than the value of any Depositary Receipt representing a Component Security, unless one or more Depositary Receipts are actual Component Securities of such Foreign Index.

wish to create or redeem will have equal access to this information and access to the Deposit Securities (including any Depositary Receipts) in a Portfolio Deposit. Applicants therefore expect that Foreign Funds’ investment in Depositary Receipts will not have any material negative impact on the arbitrage efficiency of the Foreign Funds. Further, Applicants believe that there would be no significant differences in the pricing and pricing transparency of Depositary Receipts held by a Foreign Fund and that of equity securities held by other ETFs that do not invest in Depositary Receipts. Finally, Applicants do not anticipate any liquidity issues with respect to any Foreign Fund’s use of Depositary Receipts. Applicants do not intend to use Depositary Receipts unless they are liquid enough to facilitate efficient creations and redemptions and the use of Depositary Receipts would otherwise benefit the Foreign Fund.

          J.      Exchange Listing

                    The Trust will submit an application to list the Shares on an Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares and will not maintain a secondary market in Shares. Shares traded on the Listing Exchange or other Exchange will be traded in a manner similar to Prior ETFs, and it is expected that one or more Exchange member firms will be designated by the Listing Exchange to act as Market Makers in Shares. Shares of each Initial Fund will be traded on an Exchange in a manner similar to those of other ETFs.

                    As long as each Fund operates in reliance on the requested Order, Shares will be listed on a Listing Exchange. Shares may also be cross-listed on one or more foreign securities markets.

          K.      Sales of Shares

                    1. General

                    The Trust will be structured in a manner similar to all ETFs currently trading in the United States and therefore will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern Time (“ET”)) (“Closing Time”) on each day that the NYSE is open. Each Fund will sell and redeem Creation Units only on a “Business

Day” which is defined as any day that the NYSE, the relevant Listing Exchange, the Trust and the custodian are open for business and includes any day that a Fund is required to be open under Section 22(e) of the Act.

                    In order to keep costs low and permit a Fund to be as fully invested as possible, Shares of the Funds generally will be purchased and redeemed by means of an in-kind tender of specified securities (referred to as “Deposit Securities” for purposes of purchases, and referred to as “Redemption Securities” for purposes of redemptions) together with the deposit of a specified cash portion of the purchase price and redemption proceeds, all in the manner described herein.21 Such an “in-kind” policy will minimize portfolio turnover and brokerage expenses. As a general matter, the Deposit Securities and Redemption Securities will correspond pro rata to the Portfolio Securities held by each Fund, but Redemption Securities received on redemption may not always be identical to Deposit Securities deposited in connection with the purchase of Creation Units for the same day (see, Section II.M. “Redemption” below).

[21]

The Funds must comply with the federal securities laws in accepting Deposit Securities and satisfying redemptions with Redemption Securities, including that the Deposit Securities and Redemption Securities are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Securities and satisfying redemptions with Redemption Securities that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A. The Prospectus for a Fund will also state that an Authorized Participant that is not a “Qualified Institutional Buyer,” as defined in Rule 144A under the Securities Act, will not be able to receive, as part of a redemption, restricted securities eligible for resale under Rule 144A. A Creation Unit is usually purchased or redeemed from the Funds for a basket of Deposit Securities or Redemption Securities that corresponds pro rata, to the extent practicable, to the Portfolio Securities plus a specified cash payment. With respect to Funds that track an Underlying Index comprised of fixed income securities, Deposit Securities and Redemption Securities either (a) will correspond pro rata to the Portfolio Securities of a Fund, or (b) will not correspond pro rata to the Portfolio Securities, provided that the Deposit Securities and Redemption Securities 1) consist of the same representative sample of Portfolio Securities designed to generate performance that is highly correlated to the performance of the Portfolio Securities, 2) consist only of securities that are already included among the existing Portfolio Securities, and 3) are the same for all Authorized Participants on a given Business Day. In either case, the Deposit Securities and Redemption Securities may differ from each other (and from the Portfolio Securities) (a) to reflect minor differences when it is not possible to break up bonds beyond certain minimum sizes needed for transfer and settlement, or (b) for temporary periods to effect changes in the Portfolio Securities as a result of the rebalancing of an Underlying Index. In addition, Applicants note that, in some circumstances or in certain countries, it may not be practicable or convenient, or permissible under the laws of certain countries or the regulations of certain foreign stock exchanges, for a Foreign Fund to operate on an “in-kind” basis exclusively.

                    Over time, a Fund may conclude that operating on an exclusively “in-kind” basis presents operational problems for the Fund. Therefore, a Fund may permit, in its discretion, an “in-kind” purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities. In order for each Fund to preserve maximum efficiency and flexibility, each Fund reserves the right to determine in the future that its Shares may be purchased in Creation Units on a “cash-only” basis. The decision to permit “cash-only” purchases of Creation Units, to the extent made at all in the future, would be made if the applicable Fund and the Adviser and/or Sub-Adviser believed such method would reduce such Fund’s transaction costs or would enhance such Fund’s operating efficiency. This would likely happen only in limited circumstances. For example, when a substantial rebalancing of a Fund’s portfolio is required, the Adviser and/or Sub-Adviser might prefer to receive “cash-only” rather than “in-kind” securities so that it has the liquid resources at hand to make the necessary purchases. If a Fund were to receive “in-kind” securities on such a day, it would have to sell many of such securities and acquire new securities to properly track its Underlying Index, thus incurring transaction costs that could have been avoided (or at least reduced) if the Fund had received payment for the Creation Units in cash.

                    2. Transaction Fees

                    Transaction expenses, including operational processing and brokerage costs, will be incurred by a Fund when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing shareholders. Hence, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions of Creation Units. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. Where a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee on the cash in lieu portion of its investment to cover the cost of purchasing such Deposit Securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Securities. The amounts of such Transaction Fees will be determined separately for each Fund. The amount of the maximum Transaction Fee for each Fund will be set separately as discussed above.

                    The maximum amount of the Transaction Fees will and the method of calculating such Transaction Fees will be disclosed in the Fund’s Prospectus and/or SAI. Variations in the Transaction Fee may be imposed from time to time, as disclosed in the Fund’s SAI, and the method of determining such variations will be disclosed in the Fund’s SAI.

                    3. Section 12(d)(1) Disclosure

                    Each individual Share is issued by its applicable Fund and, accordingly, the acquisition of any Share by an investment company, whether acquired from the applicable Fund or in the secondary market, ordinarily would be subject to the restrictions of Section 12(d)(1) of the Act. However, Applicants are requesting an exemption from Section 12(d)(1) of the Act in this Application. See Section IV.B.1 herein.

                    4. Purchase of Creation Units; General

                    All orders to purchase Shares of a Fund in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission, or (2) a Participant in DTC, which, in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange. The Distributor will be responsible for transmitting the orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form. Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Securities and cash balancing payment, each as described below, the Distributor will instruct the applicable Fund to initiate “delivery” of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order. The Distributor also will be responsible for delivering the Fund’s Prospectus to those persons purchasing Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

                    5. Payment Requirements for Creation Units

                    Payment with respect to Creation Units placed through the Distributor will be made by the purchasers generally by an “in-kind” deposit with the Fund of the Deposit Securities (selected in the manner discussed above under Section II.I. “Investment Objectives and Policies”) together with an amount of cash, if necessary, specified by the Adviser and/or the Sub-Adviser in the manner described below (“Balancing Amount”). The deposit of the requisite Deposit Securities and the Balancing Amount are collectively referred to herein as a “Portfolio Deposit.” The Balancing Amount is an amount equal to the difference between (1) the NAV (per Creation Unit) of a Fund and (2) the total aggregate market value (per Creation Unit) of the Deposit Securities (such value referred to herein as the “Deposit Amount”). The Balancing Amount serves the function of compensating for differences, if any, between the NAV per Creation Unit and that of the Deposit Amount. The Portfolio Deposit will apply to all purchases of Creation Units until a new Portfolio Deposit for a Fund is announced.

                    The Adviser will make available on each Business Day, prior to the opening of trading on each Fund’s Listing Exchange the list of the names and the required number of shares of each Deposit Security included in the current Portfolio Deposit (based on information at the end of the previous Business Day) for the relevant Fund (“Creation List”), along with the Balancing Amount. Such Portfolio Deposit will be applicable, subject to any adjustments to the Balancing Amount, as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Portfolio Deposit composition is made available.

                    For Funds operating by means of in-kind transactions, a Fund may minimize its need to purchase Portfolio Securities in the open-market and may more closely achieve the desired correlation to its Underlying Index. The Trust, however, may conclude that operating on an in-kind basis for one or more Funds may present operational problems for such Funds. Therefore, a Fund may permit, in its discretion, an in-kind purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities. In order for each Fund to preserve maximum efficiency and flexibility, each Fund reserves the right to determine in the future that its Shares may be purchased in Creation Units on a “cash-only” basis. The decision to permit “cash-only” purchases of Creation Units, to the extent made at all in the future, would be made if the applicable Fund and the Adviser and/or the Sub-Adviser believed such method would reduce such Fund’s transaction costs or would enhance such Fund’s operating efficiency. Substitution might be permitted or required, for example, in circumstances where one or more Deposit Securities may not be available in the quantity needed to make a Fund Deposit, may not be eligible for trading by an Authorized Participant (as defined below) or the investor on whose behalf the Authorized Participant is acting. In the case of certain Foreign Funds, one or more Deposit Securities may not be eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances. Additionally, on days when a rebalancing of a Fund’s portfolio is required, the Adviser might prefer to receive cash rather than in-kind securities so that it has the liquid resources at hand for the Fund to make the necessary purchases. If a Fund were to receive in-kind securities on such a day, it would have to sell many of the securities and acquire new securities, thus incurring transaction costs that could have been avoided (or at least minimized) if the Fund had received payment for the Creation Units in cash. Brokerage commissions incurred by a Fund to acquire any Deposit Securities not part of a Fund Deposit are expected to be immaterial, and in any event the Adviser may adjust the relevant Transaction Fee to ensure that the Fund collects the extra expense from the purchaser.

                    Each Fund intends to substitute a cash-in-lieu amount to replace any Deposit Security or Redemption Security that is a “to-be-announced transaction” or “TBA Transaction.” A TBA transaction is a method of trading mortgage-backed securities. In a TBA Transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual pools delivered generally are determined two days prior to the settlement date. The amount of substituted cash in the case of TBA Transactions will be equivalent to the value of the TBA Transaction listed as a Deposit Security or Redemption Security.

                    As discussed above, the identity and number of shares of the Deposit Securities required for the Portfolio Deposit for each Fund will change as rebalancing adjustments and corporate action events are reflected from time to time by the Adviser and/or Sub-Adviser with a view to the investment objective of such Fund. The composition of the Deposit Securities may also change in response to adjustments to the weighting or composition of the Component Securities in the relevant Underlying Index. The adjustments described above will reflect changes, known to the Adviser and/or Sub-Adviser by the time of determination of the Deposit Securities, in the composition of the Underlying Index being tracked by the relevant Fund, or resulting from stock splits and other corporate actions.

                    In addition, each Fund reserves the right to permit or require the substitution of an amount of cash (i.e., a “cash in lieu” amount) to be added to the Balancing Amount, if any, to replace any Deposit Security which: (1) may be unavailable or not available in sufficient quantity for delivery to the applicable Fund upon the purchase of Shares in Creation Units, (2) may not be eligible for transfer through the NSCC Clearing Process or DTC Facilities (each defined below), or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. When such cash purchases of Creation Units are available or specified for a Fund, they will be effected in essentially the same manner as “in-kind” purchases of Shares. In the case of a “cash-in-lieu” purchase, the investor must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an “in-kind” purchase, plus the same Balancing Amount required to be paid by an “in-kind” purchaser. In addition, trading costs, operational processing costs and brokerage commissions associated with using cash to purchase the requisite Deposit Securities will be incurred by such Fund and will affect the value of all Shares, hence the Adviser and/or Sub-Adviser may adjust the relevant Transaction Fee to defray any such costs and prevent shareholder dilution in the manner and within the parameters described in subsection 2., above.

                    Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement. An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for Creation Units of Shares of any Domestic Equity Fund placed through the Distributor must either: (1) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “NSCC Clearing Process”) or (2) deposit Portfolio Deposits with the Fund “outside” the NSCC Clearing Process through the facilities of DTC (“DTC Facilities”).

                    6. Placement and Acceptance of Creation Unit Purchase Orders

                    All orders to purchase Creation Units, whether through the NSCC Clearing Process, or “outside” the NSCC Clearing Process through DTC Facilities or otherwise, must be received by the Distributor no later than the order cut-off time designated as such in the Participant Agreement (“Order Cut-Off Time”) on the relevant Business Day, in each case on the date such order is placed (“Transmittal Date”) in order for creation of Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. In the case of custom orders,22 the order must be received by the Distributor, no later than 3:00 p.m. ET. The procedures for making payment through the NSCC Clearing Process as well as “outside” the NSCC Clearing Process through DTC Facilities or otherwise, will be set forth in detail in each Fund’s SAI.

                    The NSCC Clearing Process is not currently available for purchases (or redemptions) of Foreign Funds (except for those Funds holding portfolios exclusively comprised of ADRs). Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Foreign Funds must have international trading capabilities and must effect such transactions “outside” the NSCC

[22]

A custom order may be placed by an Authorized Participant in the event that the Fund permits or requires the substitution of an amount of cash to be added to the Cash Component to replace any Deposit Security which may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which it is acting.

Clearing Process. Once the Fund’s custodian has been notified of an order to purchase, it will provide such information to the relevant sub-custodian(s) of each such Foreign Fund.

                    The Fund’s custodian shall cause the sub-custodian(s) of each such Foreign Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the securities included in the designated Portfolio Deposit (or the cash value of all or part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with any appropriate adjustment as advised by the Fund. Deposit Securities must be maintained by the applicable local sub-custodian(s). Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor, as principal underwriter, from an Authorized Participant on its own or another investor’s behalf by the Closing Time on the date such request is submitted.

                    Except as described below, the Shares and Deposit Securities of Fixed Income Funds will clear and settle in the same manner as the Shares and Deposit Securities of Equity Funds. The NSCC Clearing Process is not currently available for ETFs that invest in fixed income securities. Therefore, transactions must be effected “outside” the NSCC Clearing Process. Deposit Securities that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System. Non U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non U.S. market. The Shares will settle through DTC. The Custodian will monitor the movement of the underlying Deposit Securities or cash and will instruct the movement of Shares only upon validation that such securities or cash have settled correctly. The settlement of Shares will be aligned with the settlement of the underlying Deposit Securities or cash and, except as discussed below with respect to Portfolio Securities traded in foreign markets, will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.23 Applicants do not believe the issuance and settlement of Creation Units in

[23]

Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares of the Fixed Income Funds. Each Fund may recoup the settlement costs charged by NSCC and DTC by imposing Transaction Fees on investors purchasing or redeeming Creation Units.

                    Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the Transmittal Date, and (ii) arrangements satisfactory to the applicable Fund are in place for payment of the Balancing Amount and any other cash amounts which may be due, the applicable Fund will accept the order, subject to its right (and the right of the Distributor, the Adviser and the Sub-Adviser) to reject any order not submitted in proper form. The Prospectus or SAI of each Fund will disclose any other grounds for rejection of purchase orders transmitted to the Fund by the Distributor.

                    A Creation Unit of a Fund will not be issued until the transfer of good title to the Fund of the Deposit Securities and the payment of the Balancing Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to use such collateral to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

                    7. Rejection of Creation Unit Purchase Orders

                    As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor if:

(i)	the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(ii)	the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund no longer to meet RIC status under the Code for federal tax purposes;

(iii)	the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

(iv)

the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, the Adviser and/or Sub-Advisers, have an adverse effect on the Fund or on the rights of the Fund’s Beneficial Owners; or

(v)

there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, any Sub-Adviser, the Transfer Agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

L. Pricing

                    The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares of each Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund. In addition, Shares are available for purchase or sale on an intraday basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

                    Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Securities and the estimated Balancing Amount, will be features of each Fund particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of Shares.

          M.     Redemption

                    Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the applicable Fund. Redemption requests must be placed by or through an Authorized Participant. Creation Units will be redeemable at their NAV per individual Share next determined after receipt of a request for redemption by the applicable Fund. The Trust will have, pursuant to its organizational documents, the right to make redemption payments in respect of a Fund in cash, “in-kind,” or a combination of both, provided the value of its redemption payments on a Creation Unit, basis equals the NAV times the appropriate number of Shares of such Creation Unit.

                    Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act, except as may be permitted under the relief requested herein in connection with Foreign Funds (See Section IV.A.4).

                    Subject to the foregoing, Creation Units of any Fund will generally be redeemable on any Business Day in exchange for the Cash Redemption Payment in effect (defined below) and Redemption Securities listed on the date a request for redemption is made (defined below).24

[24]

In the event that any Fund is terminated, the composition and weighting of the Portfolio Securities to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the holders of the Fund entitled to vote. Although Shares are not automatically redeemable upon the occurrence of any specific event, each Fund’s organizational documents provide that the Board will have the unrestricted power to alter the number of Shares constituting a Creation Unit. Therefore, in the event of a termination, the Board in its discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Fund might elect to pay cash redemptions to all shareholders, with an “in-kind” election for shareholders owning in excess of a certain stated minimum amount.

                    The Adviser and/or Sub-Adviser will publish daily the list of Redemption Securities which a redeemer will receive from the Fund (“Redemption List”).25 In some instances, the Creation List may differ slightly from the Redemption List because the Redemption List will identify the Redemption Securities currently held in a Fund’s Portfolio and the Creation List will identify securities to be added to the portfolio.26 The Fund will also deliver to the redeeming Beneficial Owner in cash the “Cash Redemption Payment,” which on any given Business Day will be an amount calculated in the same manner as that for the Balancing Amount, although the actual amounts may differ if the Redemption List is not identical to the Creation List applicable for creations on the same day. To the extent that the Redemption Securities on the Redemption List have a value greater than the NAV of the Shares being redeemed, a cash payment equal to the differential is required to be paid by the redeeming Beneficial Owner to the applicable Fund. Each Fund may also make redemptions in cash in lieu of transferring one or more Redemption Securities to a redeeming investor if the Fund determines, in its discretion, that such method is warranted. This could occur, for example, when a redeeming entity is restrained by regulation or policy from transacting in certain Redemption Securities, such as the presence of such Redemption Securities on a redeeming investment banking firm’s restricted list.

                    Redemption of Shares in Creation Units will be subject to a Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. Redemption of Shares may be made either through the NSCC Clearing Process (with respect to Domestic Funds only) or “outside” the NSCC Clearing Process through DTC Facilities or otherwise (with respect to Domestic Funds or Foreign Funds). As discussed herein, a redeeming investor will pay a Transaction Fee to offset

[25]

The Adviser and the Distributor have each adopted a Code of Ethics as required under Rule 17j-1 of the Act, and Rule 204-2 of the Advisers Act which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. The Adviser and the Distributor have each adopted Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act which are reasonably designed taking into account the nature of their business, to prevent the misuse in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non-public information. Similarly, any Sub-Adviser will also have a Code of Ethics and Policies and Procedures to Detect and Prevent Insider Trading.

[26]	Such differences would occur only under limited circumstances such as during periods of change in the composition of the Underlying Index.

the Fund’s trading costs, operational processing costs, brokerage commissions and other similar costs incurred in transferring the Portfolio Securities from its account to the account of the redeeming investor. A redemption request through the NSCC Clearing Process must be received by the Distributor at a time specified by the Fund (currently expected to be 4:00 p.m. ET). An entity redeeming Shares in Creation Units “outside” the NSCC Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Clearing Process. A redeeming investor receiving cash in lieu of one or more Portfolio Securities may also be assessed a higher Transaction Fee on the cash in lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Portfolio Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a cash in lieu portion as described herein, and will be calculated in the manner disclosed in the Fund’s Prospectus and/or SAI.

                    To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor, on behalf of the Fund, by the closing time of the regular trading session on the Exchange on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the relevant Fund to use such collateral to purchase the missing Shares or acquire the Deposit Securities and the Balancing Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Fund acquiring such Shares, Deposit Securities or Balancing Amount and the value of the collateral. The SAI of the Fund will contain further details relating to such collateral procedures.

                    A redemption request “outside” the NSCC Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Distributor from the Authorized

Participant on behalf of itself or another redeeming investor at a time specified by the Fund (currently expected to be 4:00 p.m. ET), and (ii) arrangements satisfactory to the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the Creation Unit of such Fund being redeemed through the book-entry system of the Depository on or before contractual settlement of the redemption request. As discussed above, in certain circumstances, each Fund in its discretion may require or permit cash to be substituted for Shares.

                    In the case of Shares of Foreign Funds, upon redemption of Creation Units and taking delivery of the Redemption Securities into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Redemption Securities are customarily traded. If neither the redeeming shareholder nor the Authorized Participant acting on behalf of such redeeming shareholder has appropriate arrangements to take delivery of the Redemption Securities in the applicable jurisdictions and it is not possible to make such arrangements, or if it is not possible to effect deliveries of the Redemption Securities in such jurisdictions and in certain other circumstances,27 the Fund may in its discretion exercise its option to redeem such Shares for cash, and the redeeming shareholder will be required to receive its redemption proceeds in cash. In such case, the investors will receive a cash payment equal to the NAV of its Shares based on the NAV of Shares of the relevant Fund next determined after the redemption request is received in proper form, minus the Transaction Fee as discussed above, as well as the other costs incidental to converting securities to cash.

          N.      Dividend Reinvestment Service

                    No Fund will make DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual brokers may make a

[27]

Applicants note that certain holders of Shares residing in a country that is the locale of the Foreign Index may be subject to unfavorable income tax treatment if they are entitled to receive “in-kind” redemption proceeds. In such cases, the Fund may adopt a policy that such resident shareholders may redeem Creation Units solely for cash.

dividend reinvestment service available to their clients. The SAI will inform investors of this fact and direct interested investors to contact their brokers to ascertain the availability and a description of such a service through such brokers.

          O.      Shareholder Transaction and Distribution Expenses

                    No sales charges for purchases of Creation Units of any Fund are contemplated. As indicated above in Section II.M. “Redemption,” each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Shares in Creation Units. Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. Each Fund is authorized to implement a plan under Rule 12b-1 of the Act of up to 25 basis points, calculated on the average daily NAV of each Fund. Such plan, if implemented, will be disclosed in the Fund’s Prospectus.

          P.      Shareholder Reports

                    Each Fund will furnish to DTC Participants for distribution to Beneficial Owners of Shares notifications with respect to each distribution, as well as an annual notification as to the tax status of such Fund’s distributions. Each Fund will also furnish to DTC Participants, for distribution to Beneficial Owners of Shares, the Fund’s annual report containing audited financial statements, as well as copies of annual and semiannual shareholder reports.

          Q.      Availability of Information Regarding Shares and Underlying Indexes

                    Applicants intend that, on each Business Day, the Creation List, the Redemption List, and the Balancing Amount effective as of the previous Business Day, per individual outstanding Shares of each Fund, will be made available. The Funds’ administrator intends to provide an estimated Balancing Amount, adjusted through the close of the trading day, to the relevant Listing Exchange. Each Listing Exchange will disseminate, every 15 seconds during regular Exchange trading hours, through the facilities of the Consolidated Tape Association, an amount for each Fund stated on a per individual Shares basis representing the sum of (i) the estimated Balancing Amount and (ii) the current value of the Deposit Securities, on a per individual Share basis. The Listing Exchange will not be involved in, or be responsible for, the calculation of the estimated Balancing Amount nor will it guarantee the accuracy or completeness of the estimated Balancing Amount. No Fund will be involved in, or responsible for, the calculation or dissemination of the sum of the estimated Balancing Amount and the current value of the Deposit Securities, and will make no warranty as to its accuracy.

                    Applicants expect that the value of the Underlying Indexes will be updated intra-day on a real time basis as individual Component Securities change in price and will be disseminated every 15 seconds throughout the trading day by the relevant Listing Exchange or such other organization authorized by the Index Provider. Applicants expect the same from the Index Providers of future Underlying Indexes and future primary Listing Exchanges. In addition, these organizations will disseminate values for each Underlying Index once each trading day based on closing prices in the relevant exchange market. Each Fund will make available on a daily basis the names and required numbers of each of the Deposit Securities in a Creation Unit as well as information regarding the Balancing Amount. In addition, the Website will publish free of charge (or provide a link to another website that will publish free of charge) (i) the Component Securities of each Affiliated Index for which a Self-Indexing Fund seeks to track and their respective weightings in each Affiliated Index as of the close of the prior Business Day and (ii) the Portfolio Securities held by each Self-Indexing Fund and their respective weightings.

                    Because bonds typically trade through “over-the-counter” or “OTC” transactions, information about the intra-day prices of such bonds comes from a variety of sources. With respect to Fixed Income Funds, this information includes: (i) executed bond transactions as reported on the National Association of Securities Dealers’ (“NASD”) Trace Reporting and Compliance System (“TRACE” or the “TRACE System”); (ii) intra-day prices obtained directly from broker-dealers, and/or (iii) intra-day prices obtained from subscription services, such as Bloomberg. For these purposes, “intra-day prices” may include executed transaction prices, executable prices or indicative prices, all of which are available to Authorized Participants and other investors from major broker-dealers. “Executed transaction prices,” as the term suggests, are the prices at which completed bond transactions actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems. “Executable quotations”

are price quotations provided by broker-dealers that indicate the price at which such broker-dealer would buy or sell a specified amount of securities. “Indicative quotations” are price quotations provided by broker-dealers that, while not necessarily executable, provide an indication of the price at which such broker-dealer would buy or sell a specified amount of securities.

                    As previously noted, one source of intra-day U.S. bond prices is the TRACE system. The TRACE system reports executed prices on corporate bonds. The development of the TRACE system provides evidence that transparency in the U.S. bond market is increasing. TRACE reported prices are available without charge on the NASD’s website on a “real time” basis (subject to a fifteen minute delay as of July 1, 2005) and also are available by subscription from various information providers (e.g., Bloomberg). In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds have access to intra-day bond prices from a variety of sources other than TRACE. One obvious source of information for Authorized Participants is their own trading desks. Applicants understand that many Authorized Participants already make markets in the bonds included in the Underlying Indexes and that, when acting as such, they have access to intra-day bond prices through their own trading desks and will be able to assess the intra-day value of each Fund’s Deposit Securities using this information. Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on bonds from broker-dealers. Authorized Participants and other market participants also can obtain bond prices by subscription from third parties through on-line client-based services.28

                    As discussed herein, the Website, accessible to all investors at no charge, will publish the current version of the Prospectus and SAI, the Portfolio Securities and relevant Underlying Index for each Fund, the prior business day’s NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV, the

[28]

“[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors.” Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association—Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

Component Securities of the relevant Underlying Index and a description of the methodology used in its computation will be maintained. The Website will be publicly available prior to the public offering of Shares. The Exchange also intends to disseminate a variety of data such as Total Cash Amount Per Creation Unit, Shares Outstanding and NAV with respect to each Fund on a daily basis by means of CTA and CQ High Speed Lines.

                    The closing prices of each Fund’s Deposit Securities will be readily available from, as applicable, the relevant Listing Exchange, automated quotation systems, published or other public sources, such as TRACE, or on-line information services such as Quotron, Bloomberg or Reuters. Similarly, information regarding market and prices and volume of Shares will be broadly available on a real time basis throughout the trading day. In addition, Applicants expect, given the past history of other Prior ETFs, that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

          R.     Sales and Marketing Materials; Prospectus Disclosure

                    Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Funds and a traditional “open-end investment company” or “mutual fund.” For example, with respect to disclosure in the Fund’s Prospectus concerning the description of a Fund and the non-redeemability of Shares, the Funds will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast a Fund with conventional mutual funds; (2) the term “open-end management investment company” will be used in the Fund’s Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the Fund’s Prospectus cover page or summary; (3) the Prospectus summary will set forth the fact that Shares will be listed on an Exchange (which will be identified) and will be individually non-redeemable; (4) the Fund’s Prospectus will disclose that the owners of Shares may acquire those Shares from the Fund, and tender those Shares for redemption to the Fund, in Creation Units only; and (5) the Fund’s Prospectus will clearly disclose that individual Fund Shares prices may be below, above or at the most recently calculated NAV. The detailed explanation of the issuance and redemption procedures for Creation Units will be in the SAI.

                    Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any of its individual Funds will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an “ETF.” To that end, the designation of the Funds in all marketing materials will be limited to the terms “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on an Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund in Creation Units only. The same approach will be followed in connection with the SAI, shareholder reports and investor educational materials issued or circulated in connection with the Share.

                    Each Fund’s Prospectus will also state that, while Creation Units may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Shares to redeem them in a Creation Unit and will refer to the SAI for details. After a Fund has traded for twelve months or more, the Prospectus or SAI and any advertising or sales literature will provide supplementary information on market premiums or discounts relative to the NAV to enable present and prospective shareholders to evaluate the relative desirability of the Shares’ intraday marketability versus a conventional mutual fund’s redeemability at NAV at every trading day’s closing NAV.

                    The primary disclosure document with respect to the Shares will be the Fund’s Prospectus. As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by statutory prospectus or Summary Prospectus.29

                    The Fund’s Prospectus, with respect to a Self-Indexing Fund, will prominently disclose that the Affiliated Indexes are created and sponsored by an affiliated person of the Adviser.

                    The Funds will provide copies of its annual and semi-annual shareholder reports to DTC participants for distribution to shareholders. The above policies and format will also be followed in all reports to shareholders.

          S.     Procedure by Which Shares Will Reach Investors; Disclosure Documents

                    Based on the experience of Prior ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund. One is the institutional investor that desires to keep a portion of its portfolio indexed to the relevant Underlying Index and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its holding. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed in the next sentence. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on an Exchange versus the aggregate value of the Portfolio Securities held by such Fund. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to their NAV. Lastly, Applicants observe that Market Makers, acting in their roles to provide a fair and orderly

[29]	Pursuant to Rule 498 of the Securities Act, to the extent that a Summary Prospectus is delivered, the statutory prospectus will be provided online, and will be sent upon request.

secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-making activities.

                    In the above examples, those who purchase Shares in Creation Units may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the country, industry, market, market segment or market sector represented by the relevant Underlying Index. The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help to ensure that Shares will not trade at a material discount or premium in relation to their NAV.

                    Each Fund’s Prospectus will indicate that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. Similar disclosure is made in the prospectuses for Prior ETFs. As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons will be cautioned in the Fund’s Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a broker-dealer firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent individual Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. The Fund’s Prospectus will also state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular cases, and may provide examples of activities that could lead to categorization as an underwriter.

                    The Fund’s Prospectus will also state that dealers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.30

                    The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community that a current version of such Fund’s Prospectus and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver the Fund’s Prospectus and SAI to the Listing Exchange, where they will be available for review by investors.

III.	RELIEF REQUESTED RELATED TO THE ESTABLISHMENT AND OPERATION OF THE FUNDS AS ETFS AND PURCHASES AND SALES OF THEIR SHARES IN EXCESS OF THE LIMITS IMPOSED BY SECTION 12(d)(1) OF THE ACT.

          A.     Summary of this Application Relating to the Establishment and Operation of the Funds as ETFs

                    Applicants seek an Order from the Commission permitting (1) the Funds to issue Shares that are redeemable in Creation Units only; (2) secondary market transactions in Shares on an Exchange at negotiated prices, rather than at the current offering price as described in the Fund’s Prospectus; (3) certain affiliated persons of each Fund to deposit securities into, and receive securities from, each Fund in connection with the purchase and redemption of Creation Units, all as more fully set forth below;

[30]

Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on such Exchange, is satisfied by the fact that the Fund’s Prospectus and SAI are available at such Exchange upon request. The Fund’s Prospectus also will note that the prospectus-delivery mechanism provided in Rule 153 is only available with respect to transactions on the Listing Exchange.

and (4) a Foreign Fund to provide payment or satisfaction of redemption requests in periods exceeding seven days in certain circumstances.

                    The Relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of. . . [the Act].”

                    Applicants believe that Shares of each Fund will afford significant benefits in the public interest. Among other benefits, availability of Shares should provide increased investment opportunities, which should encourage diversified investment; provide in the case of individual tradable Shares, a relatively low-cost, market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; make available a vehicle that would track the selected Underlying Indexes more closely than most alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale; provide a security that should be freely available in response to market demand; provide competition for comparable products available in both foreign and U.S. markets; attract capital to the U.S. markets; provide enhanced liquidity; facilitate the implementation of diversified investment management techniques; and a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.

                    The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.” Investment Company Act Release No. 17534 (June 15, 1990), at 84. The Shares proposed to be offered would provide to both retail and institutional investors, new exchange-traded investment company products representing interests in targeted securities markets. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

          Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others. They have concluded that in-kind redemption of Creation Units of the Funds to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities of a Fund’s portfolio to meet redemptions, to permit the maximum amount of resources of each Fund to be used to track the Index and to alleviate the inappropriate taxation of ongoing shareholders.

          With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“the terms of the proposed transaction. . . are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned. . . and the proposed transaction is consistent with the general purposes of [the Act].”

          The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by each Fund at their NAV. The Portfolio Deposit for a Fund is based on a standard applicable to all investors and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the policy of each Fund as described herein and are consistent with the general purposes of the Act.

          Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and Order requested are also substantially similar to those granted in Prior Orders.

          B.     Summary of this Application with Respect to Section 12(d)(1) of the Act

                    Applicants also seek an Order from the Commission permitting both Investing Management Companies and Investing Trusts to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A) of the Act and permitting such Funds, their Distributor and Brokers to sell Shares of each such Fund to Funds of Funds in excess of the limits of Section 12(d)(1)(B) of the Act. In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act to permit each Fund to sell its Shares to, and redeem its Shares from, a Fund of Funds that owns 5% or more of the Fund’s Shares.

                    The 12(d)(1) Relief is requested pursuant to Section 12(d)(1)(J) of the Act. Applicants submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) coincident with the evolution of investment companies investing in other investment companies. Applicants submit that the structure of the proposed transaction as well as the proposed conditions to the relief from the limitations of Section 12(d)(1) requested in this Application, including the requirement that Funds of Funds enter into a Fund of Funds Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants believe that the exemptions requested from Section 12(d)(1) as set forth in this Application are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. Applicants assert that the relief and order requested is virtually identical to that granted to the Prior ETFs.

          C.      Benefits of the Proposal

                    1. General.

                    The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in exchange-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend. The popularity of current ETFs, including but not limited to the Prior ETFs, all of which are basket products, is ample testimony to the fact that this basket structure has proven attractive to investors.

                    2. Intra-Day Trading

                    Investors have also been drawn to the liquidity provided by many ETFs. In contrast to traditional open-end mutual funds which do not provide investors the ability to trade throughout the day, Shares of the Funds will be listed on an Exchange and will trade throughout the Listing Exchange’s regular trading hours. Applicants believe that the price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help prevent Shares from trading at a material discount or premium in relation to their NAV, in sharp distinction to closed-end investment companies. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be greatly affected by limited or excess availability.

                    3. Maintaining a Competitive Position in the International Financial Community

                    To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles such as the Funds will provide investors greater access to U.S. markets. By providing a wide range of investors with a U.S. exchange-traded security that permits participation in significant segments of various domestic and global securities markets, Applicants believe that the proposed new basket securities will benefit both investors and the markets. Section 6(c) provides a means for the Commission to respond to evolving domestic and international financial market developments not specifically contemplated when the Act was passed and a mechanism to permit innovation which serves the public interest. Applicants believe the Commission is aware of substantial interest in these products outside the United States resulting largely from the success of the products in the United States. Indeed, ETFs are now listed on various international exchanges, such as those in Belgium, Canada, France, Germany, Hong

Kong, Japan, the Netherlands, Singapore, South Korea, Switzerland, Turkey and the United Kingdom, among others.

                    4. Introducing Additional Competition into the U.S. ETF Market

                    Applicants submit that granting the requested Relief will introduce greater competition into the U.S. ETF market by allowing new ETF sponsors to offer their products. Applicants note that many ETFs trading today are managed by a small number of advisers, some of whom hold exclusive licenses to established financial indices. In addition, many of the ETFs currently trading that invest in non-U.S. equity and/or fixed income securities are offered by only a few ETF advisers. Applicants believe that the Affiliated Indexes and rules-based portfolio selection methods will create new and attractive investment choices for consumers, and should be available to investors so long as their product design has solved potential conflicts of interest. Applicants believe that the potential conflicts of interest have been addressed as discussed in Section III.D.3. below.

          D.     The Trust and its Funds Do Not Raise Concerns

                    1. Structure and Operation of the Trust and its Funds Compared to Prior ETFs

                    Applicants believe that the structure, and operation of the Trust and its Funds will be extremely similar to that of the Prior ETFs discussed in this Application. As discussed below, the liquidity of each Fund’s Portfolio Securities, the portfolio transparency, the arbitrage mechanism, the level and detail of information contained in the Prospectus for each Fund, as well as that displayed on the Website, will be extremely familiar to investors of Prior ETFs. Consequently, Applicants have every expectation that the Funds will operate very similarly to those domestic and international ETFs trading now in the secondary market.

                    (a) Portfolio Transparency, “Front Running” and “Free Riding.”

                    As discussed throughout this Application, Applicants believe that the information about each Fund’s Portfolio Securities, the composition of its Underlying Index and the disclosure about the Rules-Based Process with respect to the Self-Indexing Funds and the Affiliated Indexes, will be both public and as extensive as that information now provided by Prior ETFs currently listed and traded. In addition, the current values of the Deposit Amount, on a per Share basis, and each Underlying Index will be disseminated at 15 second intervals throughout the day. Further, the identity of Deposit Securities, and Redemption Securities, if different, will be made available to market participants in the same manner and to the same extent as is provided in connection with current ETFs.

                    Applicants believe that the disclosure of Portfolio Securities would be unlikely to lead to “front running” (where other persons would trade ahead of the Fund and the investors assembling the Deposit Securities for Creation Units) any more than is the case with the ETFs now trading. Similarly, Applicants assert that the frequent disclosures of Portfolio Securities would not lead to “free riding” (where other persons mirror the Fund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with the ETFs now trading.

                    (b) Arbitrage Mechanism.

                    Applicants assert that the arbitrage opportunities offered by the Trust and its Funds will be the same as those offered by existing ETFs. Therefore, Applicants believe that the secondary market prices of the Shares will closely track their respective NAVs or otherwise correspond to the fair value of their underlying portfolios. The Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of current ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by existing ETFs.

                    Although Fund Shares are not yet listed on a Listing Exchange31 and therefore do not trade in the secondary market, Applicants have every reason to believe that the design, structure and transparency of the Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs. Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs. Therefore, in light of the portfolio transparency and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund’s portfolio.

                    2. Investor Uses and Benefits of Products

                    Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these will be identical or substantially similar to the benefits offered by current ETFs. These benefits include flexibility, tradability, availability, certainty of purchase price and tax efficiencies. Equally of interest to investors will be the relatively low expense ratios of the Funds, as compared to those of their directly competitive traditional mutual funds, due to their in-kind efficiencies in portfolio management as well as other reduced infrastructure costs. Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Trust and its Funds. The last, but by no means least important benefit, is that investors will have access to extensive information regarding the Component Securities of the relevant Underlying Index, the Portfolio Securities of each Fund, and Deposit/Redemption Securities. Applicants believe that this updated

[31]

Applicants are not aware of any characteristics of a NASDAQ listing that would cause Shares to operate or trade differently than if they were listed on another domestic Exchange. Applicants do acknowledge that unlike the structure of the other domestic Exchanges where a single member is contractually obligated to make a market in Shares and oversees trading in Shares, the NASDAQ trading system allows numerous Market Makers who wish to trade Shares to compete for business, creating liquidity by being willing to buy and sell Shares for their own accounts on a regular and continuous basis. Applicants note that NASDAQ’S listing requirements require at least two Market Makers to be registered in Shares in order to maintain their NASDAQ listing and that registered Market Makers on NASDAQ must make a continuous, two-sided market at all times or risk regulatory sanctions. Applicants believe that the competition on NASDAQ among Market Makers, many of whom may be Authorized Participants, as defined below, engaging in arbitrage activities would result in a highly efficient and effective market for Shares.

information will be used also by fund analysts, fund evaluation services, financial planners and advisers and broker dealers, among others, and will enhance general market knowledge about the Fund’s holdings as well as the performance of its Adviser and/or Sub-Adviser.

                    Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. All investors, large and small, will have information readily available as to how changes in each Underlying Index are determined and information with respect to all changes made to each Underlying Index will be available to all investors at the same time. Given that each Fund will be managed to replicate or closely track its Underlying Index, neither the Adviser nor Sub-Adviser will have latitude to change or specify certain Deposit or Redemption Securities to favor an affiliate.

                    3. Potential Conflicts of Interest Related to Self-Indexing Funds Similar to Those Involved in Prior Approvals

                    In the IndexIQ Order and WisdomTree Order, the Commission considered the potential conflicts presented with an affiliated person of an investment adviser to an index management investment company (organized as an ETF) acting as an index provider to the investment company.32 Applicants believe the potential conflicts of interest presented and addressed in the IndexIQ Order and WisdomTree Order are essentially identical to the potential conflicts created by the operation of the Self-Indexing Funds and the Affiliated Indexes. We note that the Index Administrator/Calculation Agent will be an affiliated person of the Adviser, whereas in WisdomTree and IndexIQ the calculation agent was unaffiliated. However, as discussed herein, the Index Administrator/Calculation Agent already acts in this capacity for J.P. Morgan Indexes which are tracked by unaffiliated entities and the separation between the Index Administrator/Calculation Agent, the Affiliated Index Provider and the Adviser will be essentially equivalent to that of an unaffiliated arrangement. Therefore, Applicants do not believe that the use of an affiliated Index Administrator/Calculation Agent under the circumstances presented here give rise to material conflicts of interest.

[32]	See footnote 3, supra.

                    Applicants will adopt Policies and Procedures designed to address potential conflicts virtually identical to those as adopted by IndexIQ, WisdomTree and their respective affiliates. As discussed above, the Adviser has adopted policies prohibiting its employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Self-Indexing Funds and the Affiliated Accounts. Similarly, the Affiliated Index Provider has or will adopt Policies and Procedures that prohibit the members of the Index Personnel from disseminating or using non-public information about pending changes to Component Securities or Rules-Based Process except in connection with the performance of their respective duties. These Policies and Procedures will specifically prohibit members of the Index Personnel from sharing any non-public information about the Affiliated Indexes with personnel of the Adviser and/or Sub-Adviser responsible for management of the Self-Indexing Funds and/or any Affiliated Accounts.33 The Adviser will adopt Policies and Procedures that prohibit personnel responsible for the management of the Self-Indexing Funds and/or any Affiliated Accounts from sharing any non-public information about the management of the Self-Indexing Funds and Affiliated Accounts with the Affiliated Index Provider’s and Index Administrator/Calculation Agent’s personnel, including those responsible for creating and monitoring the Affiliated Indexes. Any Sub-Adviser will be instructed to not discuss, and will have adopted, Policies and Procedures that prohibit the Sub-Adviser from disclosing non-public information about portfolio management of the Self-Indexing Funds and Affiliated Accounts with the Affiliated Index Provider’s and Index Administrator/Calculation Agent’s personnel, including those responsible for creating and monitoring the Affiliated Indexes.

                    Further, Applicants assert that the potential conflicts of interest due to the Affiliated Index Provider and the Index Administrator/Calculation Agent being affiliated with the Adviser will not have any impact on the operation of the Self-Indexing Funds. The Affiliated Indexes will maintain transparency, the Self-Indexing Funds’ portfolios will be transparent and the Affiliated Index Provider,

[33]	See Section II.G.2, supra.

the Adviser, the Self-Indexing Funds, the Index Administrator/Calculation Agent has or will have adopted Policies and Procedures to address any potential conflicts of interest, all as discussed herein. Among other things, these Policies and Procedures are or will be designed to limit or prohibit communication between the Index Administrator/Calculation Agent, Index Personnel and other employees of the Affiliated Index Provider as described herein.

                    In conjunction with the Policies and Procedures discussed herein, these restrictions will prevent the Adviser, or any affiliated person of the Adviser, the Index Administrator/Calculation Agent or a Self-Indexing Fund, from having any advantage over other market participants with respect to prior knowledge of companies that may be added to or deleted from the Affiliated Index or from any Self-Indexing Funds that track the Affiliated Indexes. In addition, Applicants have or will have adopted Policies and Procedures to address potential conflicts of interest.

                    The Index Administrator/Calculation Agent will be instructed to not communicate any non-public information about the Affiliated Indexes to anyone, and specifically not to the personnel of the Adviser and/or Sub-Adviser responsible for the management of the Self-Indexing Funds or Affiliated Accounts. The Index Administrator/Calculation Agent will be instructed to disseminate information about the daily constituents of the Affiliated Indexes to the Affiliated Index Provider, the Adviser, any Sub-Adviser, on behalf of the Self-Indexing Funds and Affiliated Accounts, as applicable, and the public at the same time, except as otherwise described in Section II.G.2. above. The Index Personnel responsible for creating and monitoring the Affiliated Indexes and the personnel of the Index Administrator/Calculation Agent responsible for calculating and maintaining the Affiliated Indexes are employees of separate organizations. The Index Personnel and personnel of the Index Administrator/Calculation Agent perform their respective duties on separate computer servers and the work of the Index Administrator/Calculation Agent will be monitored to ensure that the Index Personnel can not make changes to it. Similarly, the personnel of the Adviser and those of any Sub-Adviser responsible for day to day portfolio management will be employees of separate organizations from the Affiliated Index Provider. Also, as discussed above, the Affiliated Index Provider will adopt Policies and

Procedures which impose a Restricted List and Blackout Period requirements on all members of the Index Personnel. The Adviser will also adopt Policies and Procedures which require any personnel responsible for the management of a Self-Indexing Fund and any Affiliated Account to (i) comply with a Restricted List and Blackout Period requirements and (ii) require reporting of securities transactions to a designated senior employee of the Adviser in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. Any Sub-Adviser will be required to confirm to the Adviser and the Trust that it has adopted policies and procedures to monitor and restrict securities trading by certain employees. Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and provided the Trust with the certification required by Rule 17j-1 under the Act.

                    The Affiliated Index Provider will describe the basic concept of each Affiliated Index and disclose the Rules-Based Process on the Website. Changes to the Rules-Based Process will be publicly disclosed on the Website prior to actual implementation. Such changes will not take effect until the Index Personnel has given the investing public at least 60 days published notice that such changes are being planned to take effect.

                    4. The Commission Should Grant the Exemptive Relief Requested in this Application

                    In summary, Applicants believe that the Trust and all of its Funds will operate in the same manner as existing ETFs, and that the Self-Indexing Funds will operate in essentially the same manner as the Prior Self-Indexing ETFs, provide necessary safeguards against shareholder discrimination and potential conflicts of interest, and create no new regulatory concerns. Applicants submit that the benefits offered to potential investors are varied and useful, and that the Trust and its Funds are appropriate candidates for the requested Relief.

                    Based on the foregoing, Applicants respectfully request the Relief as set forth below.

IV.	REQUEST FOR ORDER

           A.      Legal Analysis: ETF Relief

                    1. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

                    Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

                    Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Fund’s current net assets; the unusual aspect of such Shares is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order to permit each Fund to register as an open-end management investment company and issue individual Shares that are redeemable only in Creation Units as described herein.

                    Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Units for redemption. Moreover, listing and trading on an Exchange will afford all holders of Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary substantially from the NAV of Creation Unit.

                    Moreover, Applicants believe that the existence of Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to each Fund.

                    Applicants believe that permitting each Fund to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an order of exemption be granted.

                    2. Exemption from the Provisions of Section 22(d) and Rule 22c-1

Section 22(d) of the Act provides in part, that:

“no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus. . .”

Rule 22c-1 provides that:

“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”

                    Shares of each Fund will be listed on a Listing Exchange and the relevant Market Maker will maintain a market for such Shares. Secondary market transactions in Shares occurring on any Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from34 the Listing Exchange at all times on the basis of

[34]	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

current bid/offer prices. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Fund’s Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

                    Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of Shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors Shares at less than the published sales price and who could pay investors a little more than the published redemption price.35

                    The first two purposes – preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers – would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund assets. Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.

                    With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Anyone may sell or acquire Shares either by purchasing

[35]	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).

them on the Exchange or by creating one or more Creation Units; therefore, no dealer should have an advantage over any other dealer in the sale of such Shares. Indeed, Applicants believe that the presence of the Market Maker will also help to provide an orderly market. In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. If the prices for Shares should fall below the proportionate NAV of the underlying Fund assets, an investor needs only to accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow. Applicants believe that, to date, shares of Prior ETFs have consistently traded on, at, or very close to, their respective NAVs. Applicants have strong reason to believe that the trading experience of Shares should closely resemble that of shares of Prior ETFs.

                    On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

                    3. Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

                    Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Sections 6(c) and 17(b) of the Act to permit certain affiliated persons to effectuate purchases and redemptions “in-kind.”

Section 17(a)(1) of the Act makes it unlawful

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal – knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof.”

Section 17(a)(2) of the Act makes it unlawful

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company. . ., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property except securities of which the seller is the issuer).”

                    An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person”; and pursuant to Section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

Section 2(a)(9) of the Act defines “control” as

“. . . the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company. . .”

                    The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (an “Affiliated Fund”).

                    Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.

                    Past applications of Prior ETFs have suggested the possibility that Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Creation Units, requires an exemption under Section 6(c) of the Act as well. Accordingly, Applicants are also requesting an exemption from Section 17(a) under Section 6(c).36

                    To the extent that there are twenty or fewer holders of Creation Units of all of the Funds or of one or more particular Funds, some or all of such holders will be at least 5 percent owners of such Funds, and one or more may hold in excess of 25 percent of such Funds, as the case may be and would therefore be deemed to be affiliated persons of such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C). For so long as such holders of Shares were deemed to be affiliated persons (e.g., so long as twenty or fewer such holders existed), Section 17(a)(1) could be read to prohibit such persons from depositing the Portfolio Deposit with a Fund in return for Creation Units (an “in-kind” purchase), and likewise, Section 17(a)(2) could be read to prohibit such persons from entering into an “in-kind” redemption procedure with a Fund. Furthermore, under other circumstances, one or more holders of Shares might each accumulate 5 percent or more of such Fund’s securities. Also, the Market Maker for the Shares of any relevant Funds might accumulate, from time to time, 5 percent or more of such Fund’s securities in connection with such Market Maker’s market-making activities. In addition, one or more holders of Shares, or the Market Maker might from time to time, accumulate in excess of 25 percent of the Shares of one or more Funds, and such persons would therefore be deemed to be affiliated persons of such Funds under Section 2(a)(3)(C). Applicants request an exemption to permit persons that are affiliated persons of the Funds (or affiliated persons of such persons “Second-Tier Affiliates”) solely by virtue of one or more of the following: (1) holding 5% or more, or in excess of 25% of the outstanding

[36]	See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

Shares of one or more Funds; (2) an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

                    Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making “in-kind” purchases or “in-kind” redemptions of Shares of a Fund in Creation Units. Both the deposit procedures for “in-kind” purchases of Creation Units and the redemption procedures for “in-kind” redemptions of Creation Units will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. It is immaterial to a Fund whether 12 or 1,200 Creation Units exist for such Fund. All will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. Deposit Securities and Redemption Securities will be valued in the identical manner as those Portfolio Securities currently held by the relevant Funds and the valuation of the Deposit Securities and Redemption Securities will be made in an identical manner regardless of the identity of the purchaser or redeemer as discussed above in Section II.M. “Redemption.”

                    Applicants also note that the ability to take deposits and make redemptions “in-kind” will help each Fund to track closely its Underlying Index and therefore aid in achieving the Fund’s objectives. Applicants do not believe that “in-kind” purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the Act. Applicants believe that “in-kind” purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards. The method of valuing Portfolio Securities held by a Fund is identical to that used for calculating “in-kind” purchase or redemption values and therefore creates no opportunity for affiliated persons or Second-Tier Affiliates of Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Securities held by a Fund as are used for calculating “in-kind” redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

                    For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act.

                    4. Exemption from the Provisions of Section 22(e) of the Act

                    Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act. Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.

Section 22(e) of the Act provides that:

“No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except–

(1)	for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2)

for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practical or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)	for such other periods as the Commission may by order permit for the protection of security holders of the company.”

                    Settlement of redemptions for a Foreign Fund will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by a Foreign Fund. Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Securities to redeeming investors, coupled with local market holiday schedules, will require a delivery process longer than seven calendar days for a Foreign Fund, in certain circumstances, during the calendar year. Accordingly, with respect to Foreign Funds only, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven calendar days following the tender of a Creation Unit of such Fund. Applicants request that relief be granted such that Foreign Funds holding Redemption Securities which require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Foreign Fund customarily clear and settle, but in all cases no later then fifteen calendar days following the tender of a Creation Unit. With respect to Future Funds that will be Foreign Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.

                    Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year will not exceed fifteen calendar days for any of the Funds requiring exemptive relief from the provisions of Section 22(e). Of course, it is possible that the proclamation of new or special holidays,37 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours38), the elimination

[37]

Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice. Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request. See, for example, the following recent examples of short-notice holiday announcements: (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

[38]

A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice. Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

of existing holidays or changes in local securities delivery practices,39 could affect the information set forth herein at some time in the future, but in all cases, redemption proceeds will be delivered within a period not to exceed fifteen calendar days. The Funds’ Prospectuses and/or SAIs will identify those instances in a given year where, due to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays.

                    The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each Foreign Fund.

                    Except as set forth herein or as disclosed in the Prospectus and/or SAI for any Foreign Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Fund relating to those countries or regions are expected to be made within seven days.

                    Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds. Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e). Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

                    Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund. Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the Shares in the

[39]

Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets change to T+3 in 1995). It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

secondary market with benefits to all holders thereof. As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption transaction fee, are expected to be available or required in respect of certain Funds). Applicants are not seeking relief from Section 22(e) with respect to Foreign Funds that do not effect creations and redemptions of Creation Units in-kind.

                    If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

                    Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained by the Prior ETFs in orders relating to each of those funds.

                    On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

          B.      Legal Analysis: Fund of Funds Relief

1. Exemption from the Provisions of Section 12(d)(1) of the Act

                    Applicants request an exemption to permit Funds of Funds to acquire Shares of the Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds and their principal underwriters and Brokers to sell Shares of the Funds to Funds of Funds in excess of the limits in Section 12(d)(1)(B) of the Act. Fund of Funds does not include the Funds. Each Investing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (“Fund of Funds Adviser”) and may be sub-advised by investment adviser(s) within the meaning of Section 2(a)(20)(B) of the Act (“Fund of Funds Sub-Adviser”). Any investment adviser to a Investing Management Company will be registered as an investment adviser. Each Investing Trust will have a sponsor (“Sponsor”).

                    Applicants are requesting an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and Section 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Funds from Section 17(a) of the Act. The requested exemption would permit the Fund of Funds to acquire Shares in each of the Funds beyond the limitations in Section 12(d)(1)(A). Applicants are also requesting relief from Sections 17(a)(1) and (2) to permit each Fund to sell its Shares to, and redeem its Shares from, a Fund of Funds when the Fund is an affiliated person of the Fund of Funds.

                    Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

                    (a) Exemption Under Section 12(d)(1)(J) of the Act

                    The National Securities Markets Improvement Act of 1996 (“NSMIA”)40 added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”41 Applicants submit that the proposed conditions to the 12(d)(l) Relief requested in this Application, including the requirement that each Fund of Funds enter into a FOF Participation Agreement (defined below) with the relevant Fund, adequately address the concerns underlying the applicable limits in Section 12(d)(1)(A), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.42

                    (b) Concerns Underlying Section 12(d)(1)(J)

                    Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.43 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.44 As originally proposed, Section 12(d)(1) would have prohibited any investment

[40]	H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996) (“HR 622”).

[41]	HR 622, Ibid.

[42]	Id. at 43-44.

[43]	House Hearings, 76th Cong., 3d Sess., at 113 (1940).

[44]	Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase. . .[45]

                    Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).46 These new abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).47

                    Applicants propose a number of conditions designed to address these concerns. Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Fund of Funds comply with any terms and conditions of the requested relief by requesting that a Fund of Funds enter into a written agreement (“FOF Participation Agreement”) as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(1)(A). The FOF Participation Agreement will require the Fund of Funds to adhere to the terms and conditions of the Requested Order. Condition B.1 limits the ability of a Fund of Funds’ Advisory Group or a Fund of Funds’ Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund within the meaning of Section 2(a)(9) of the Act. For purposes of this Application, a “Fund of Funds’

[45]	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

[46]	H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

[47]	Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Advisory Group” is defined as the Fund of Funds’ Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor. For purposes of this Application, a “Fund of Funds’ Sub-Advisory Group” is defined as any Fund of Funds’ Sub-Adviser, any person controlling, controlled by, or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser. The condition does not apply to the Fund of Funds Sub-Adviser Group with respect to a Fund for which the Fund of Funds Sub-Adviser or a person controlling, controlled by, or under common control with the Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

                    Condition B.2 prohibits Fund of Funds and Fund of Funds Affiliates from causing an investment by a Fund of Funds in a Fund to influence the terms of services or transactions between a Fund of Funds or a Fund of Funds Affiliate and the Fund or Fund Affiliate. “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities. “Fund of Funds Affiliate” is defined as the Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter and principal underwriter of a Fund of Funds, and any person controlling, controlled by or under common control with any of these entities.

                    Conditions B.3, B.4, B.6, B.7 and B.8 are specifically designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds (including Underwriting Affiliates) to exercise undue influence over a Fund and certain of its affiliates. For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, employee or Sponsor of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser or Fund of Funds Sub-Adviser, employee or Sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the Act. Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

                    Condition B.9 is intended to insure that the Fund’s Board and the Adviser, as well as the Fund of Funds’ board of directors and investment adviser, or trustee and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order. A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund and a Fund of Funds before an investment is made in excess of Section 12(d)(1)(A).

                    A Fund may choose to reject any direct purchase of Creation Units by a Fund of Funds. To the extent a Fund of Funds purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of Section 12(d)(1)(A). A Fund would also retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute a FOF Participation Agreement with a Fund of Funds.

                    With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.

                    Under Condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“disinterested directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the Investing Management Company.

                    In addition to condition B.10 discussed above, conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs. Under Condition B.5, a Fund of Funds Adviser, or a Fund of Funds’ trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund by the Fund of Funds Adviser, trustee or Sponsor or an affiliated person of the Fund of Funds Adviser, trustee or Sponsor, other than any advisory fees paid to the Fund of Funds Adviser, trustee or Sponsor or its affiliated person by a Fund, in connection with the investment by the Fund of Funds in the Fund. Condition B.5 also provides that any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund, in connection with any investment by the Fund of Funds in the Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds. Condition B.11 prevents any sales charges or service fees on shares of a Fund of Funds from exceeding the limits applicable to a fund of funds set forth in the NASD Conduct Rule 2830.48

                    The FOF Participation Agreement also will include an acknowledgement from the Fund of Funds that it may rely on the requested Order only to invest in the Funds and not in any other investment company. No Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act,

[48]	Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes. Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling a Fund of Funds to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that the condition requiring that Funds will not, except to the extent permitted by exemptive relief from the Commission permitting the Fund to purchase shares of other investment companies for short-term cash management purposes, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees.

                    Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested in this Application. Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Fund of Funds should be the same.

                    2. Sections 17(a), 17(b) and 6(c) of the Act

                    Applicants seek relief from Section 17(a) of the Act for any transaction in Creation Units directly between a Fund and any Fund of Funds when the Fund is an affiliated person of the Fund of Funds before the transaction and for any in-kind transactions that would accompany such Creation Unit transactions.49 Although Applicants believe that most Fund of Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund, a Fund of Funds might seek to transact in Creation Units directly with a Fund that is an affiliated person of a Fund of Funds.

[49]

Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Purchasing Fund, or an affiliated person of such person, for the purchase by the Purchasing Fund of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Purchasing Fund, may be prohibited by section 17(e)(1) of the Act. The Purchasing Fund Agreement also will include this acknowledgment.

          Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person and any person directly or indirectly controlling, controlled by, or under common control with, such other person. A Fund of Funds relying on the requested order could own 5% or more of the outstanding voting securities of a Fund and in such cases the Fund would become an affiliated person of the Fund of Funds. In light of this and other possible affiliations, Section 17(a) could prevent a Fund from selling Shares to and redeeming Shares from a Fund of Funds.

          Section 17(b) of the Act authorizes the Commission to grant the Order permitting a transaction otherwise prohibited by Section 17(a) if it finds that: (i) the terms of the proposed transaction, are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act. The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

          Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because a Fund may engage in multiple transactions with a Fund of Funds, Applicants are seeking relief from any transaction in Creation Units between a Fund and a Fund of Funds that owns 5% or more of a Fund before the transaction. As mentioned above, Applicants believe that most Fund of Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.

          Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person. For the reasons articulated in the legal analysis of Section 12(d)(1) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

                    Applicants anticipate that there may be Fund of Funds that are not part of the same group of investment companies as the Funds, but may be subadvised by the Adviser or an entity controlling, controlled by or under common control with the Adviser. Applicants are not seeking relief from section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be deemed an affiliated person, or an affiliated person of an affiliated person of a Fund of Funds because the Adviser or an entity controlling, controlled by or under common control with the Adviser provides investment advisory services to that Fund of Funds.

                    Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those Sections.

                    First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching. Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV of the Fund in accordance with policies and procedures set forth in the Fund’s registration statement.

                    Second, the proposed transactions directly between Funds and Fund of Funds will be consistent with the policies of each Fund of Funds. The purchase of Creation Units by a Fund of Funds will be accomplished in accordance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Funds’ registration statement. The FOF Participation Agreement will require any Fund of Funds that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from a Fund by a Fund of Funds will be accomplished in compliance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Funds’ registration statement. The proposed transactions also will be consistent with the policies of each Fund.

                    Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares offer Fund of Funds a flexible investment tool that can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

V.     EXPRESS CONDITIONS TO THIS APPLICATION

                    Applicants agree that any order of the Commission granting the requested Relief will be subject to the following conditions:50

A.	ETF Relief

1.

The requested order will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based ETFs, except that to the extent that the rule would not authorize a Self-Indexing Fund to use an affiliated administrator/calculation agent, the relief will not expire.

2.	As long as a Fund operates in reliance on the requested order, the Shares of such Fund will be listed on an Exchange.

3.

Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to a Fund in Creation Units only.

4.	The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the

[50]	See note 3, supra.

market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

B.	Section 12(d)(1) Relief

                    Applicants agree that any Order granting the requested 12(d)(1) Relief will be subject to the following conditions:

1.

The members of a Fund of Funds’ Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of a Fund of Funds’ Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Fund of Funds’ Advisory Group or the Fund of Funds’ Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Fund of Funds’ Sub-Advisory Group with respect to a Fund for which the Fund of Funds’ Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds’ Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

2.

No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund to influence the terms of any services or transactions between the Fund of Funds or Fund of Funds Affiliate and the Fund or a Fund Affiliate.

3.

The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and Fund of Funds Sub-Adviser are

conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund or Fund Affiliate in connection with any services or transactions.

4.

Once an investment by a Fund of Funds in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the non-interested Board members, will determine that any consideration paid by the Fund to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Fund and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.

The Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-l under the Act) received from a Fund by the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds Adviser, Trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund, in connection with the investment by the Fund of Funds in the Fund. Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund, in connection with the investment by the Investing Management Company in the Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.

No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund) will cause a Fund to purchase a security in any Affiliated Underwriting.

7.

The Board, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.

Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.

Before investing in a Fund in excess of the limit in Section 12(d)(1)(A), a Fund of Funds and the Trust will execute a FOF Participation Agreement stating without limitation that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund of the investment. At such time, the Fund of Funds will also transmit to the Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the Fund of Funds will maintain and preserve a copy of the order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.

Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Investing Management Company may invest. These findings and their basis will be fully recorded in the minute books of the appropriate Investing Management Company.

11.	Any sales charges and/or service fees with respect to Shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.	No Fund will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act.

VI.    NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

J.P. Morgan Exchange-Traded Fund Trust
J.P. Morgan Investment Management Inc.
JPMorgan Distribution Services, Inc.
245 Park Avenue
New York, New York 10167

                    All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

By:

J.P. Morgan Investment Management Inc.

By: /s/ George C.W. Gatch

Name: George C.W. Gatch
Title: President

J.P. Morgan Exchange-Traded Fund Trust

By: /s/ George C.W. Gatch

Name: George C.W. Gatch
Title: Initial Trustee

JPMorgan Distribution Services, Inc.

By: /s/ George C.W. Gatch

Name: George C.W. Gatch
Title: President

AUTHORIZATION

J.P. MORGAN EXCHANGE-TRADED FUND TRUST

          In accordance with Rule 0-2(c) under the Act, George C.W. Gatch, in his capacity as Initial Trustee of the J.P. Morgan Exchange-Traded Fund Trust (“Trust”), state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document are authorized to do so on behalf of the Trust pursuant to his general authority as Initial Trustee of the Trust and pursuant to the following resolutions adopted by the Initial Trustee of the Trust on March 10, 2010:

RESOLVED, that the Initial Trustee of the Trust be, and each hereby is, authorized to prepare and file with the Securities and Exchange Commission an application for an exemptive order, and any and all amendments thereto, pursuant to Section 6(c), of the Investment Company Act of 1940, as amended (the “Act”), granting an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, pursuant to Sections 6(c) and 17(b) of the Act granting an exemption from Section 17(a) of the Act, and pursuant to Section 12(d)(1)(J) of the Act granting an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

/s/ George C.W. Gatch

George C.W. Gatch	December 27, 2010
Initial Trustee

AUTHORIZATION

J.P. MORGAN INVESTMENT MANAGEMENT INC.

          In accordance with Rule 0-2(c) under the Act, George C.W. Gatch states that all actions necessary to authorize the execution and filing of this Application by J.P. Morgan Investment Management Inc. have been taken, and that as a President thereof, he is authorized to execute and file the same on behalf of J.P. Morgan Investment Management Inc.

/s/ George C.W. Gatch

George C.W. Gatch	December 27, 2010
President

AUTHORIZATION

JPMORGAN DISTRIBUTION SERVICES, INC.

          In accordance with Rule 0-2(c) under the Act, George C.W. Gatch states that all actions necessary to authorize the execution and filing of this Application by JPMorgan Distribution Services, Inc. have been taken, and that as the President thereof, he is authorized to execute and file the same on behalf of JPMorgan Distribution Services, Inc.

/s/ George C.W. Gatch

George C.W. Gatch	December 27, 2010
President

VERIFICATION

J.P. MORGAN EXCHANGE-TRADED FUND TRUST

          Each undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of J.P. Morgan Exchange-Traded Fund Trust, that he is the Initial Trustee of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ George C.W. Gatch

George C.W. Gatch	December 27, 2010
Initial Trustee

VERIFICATION

J.P. MORGAN INVESTMENT MANAGEMENT INC.

          The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of J.P. Morgan Investment Management Inc., that he is a President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ George C.W. Gatch

George C.W. Gatch	December 27, 2010
President

VERIFICATION

JPMORGAN DISTRIBUTOIN SERVICES, INC.

          The undersigned, being duly sworn, deposes and says that he has duly executed the attached application for and on behalf of JPMorgan Distribution Services, Inc., that he is the President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ George C.W. Gatch

George C.W. Gatch	December 27, 2010
President

APPENDIX A – DISCUSSION OF THE UNDERLYING INDEXES

The Initial Index-Based Underlying Index is a broad-based, total-return index comprised of municipal bonds which are investment-grade, fixed-rate bonds rated BBB or better with 1-12 years to maturity. The bonds in the Initial Index-Based Underlying Index are traded in the U.S. markets and are market capitalization weighted.

The Initial Self-Index Underlying Index tracks a broad measure of the performance of liquid securities in the floating rate investment grade corporate bond market. The Initial Self-Index Underlying Index takes into account performance comparisons and valuation metrics across a carefully defined universe of floating rate investment grade corporate bonds traded in the U.S. markets, tracking individual issuers, sectors and sub-sectors by their various ratings and maturities. The minimum size criteria for bonds included in the Initial Self-Index Underlying Index is an initial transaction issuance of $300 million. The Initial Self-Index Underlying Index is rebalanced monthly and includes bonds that are market capitalization weighted.